

14010697

NASDAQ OMX

John Yetter
Vice President, Office of General Counsel
805 King Farm Boulevard
Rockville, MD 20850
P: (301) 978-8400
F: (301) 978-8472

June 27, 2014

Via Overnight Mail

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Form 1 – Amendment of June 27, 2014

Dear Sir of Madam:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, NASDAQ OMX BX, Inc. is submitting this annual amendment to Form 1. If you have any questions, please call me at 1-301-978-8497 or Jonathan Cayne at 1-301-978-8493.

Sincerely,

John M. Yetter
Vice President, Office of General Counsel

NASDAQ OMX BX, INC.

FORM 1 - Amendment of June 27, 2014

RECEIVED
2014 JUN 30 PM 1:02
SEC / MR

NASDAQ OMX

John Yetter
Vice President, Office of General Counsel
805 King Farm Boulevard
Rockville, MD 20850
P: (301) 978-8400
F: (301) 978-8472

SEC
Mail Processing
Section
JUN 30 2014
Washington DC
404

June 27, 2014

Via Overnight Mail

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Form 1 – Amendment of June 27, 2014

Dear Sir of Madam:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, NASDAQ OMX BX, Inc. is submitting this annual amendment to Form 1. If you have any questions, please call me at 1-301-978-8497 or Jonathan Cayne at 1-301-978-8493.

Sincerely,



John M. Yetter
Vice President, Office of General Counsel

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/27/14	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

SEC Mail Processing Section JUN 30 2014 Washington DC 404

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: NASDAQ OMX BX, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
One Liberty Plaza, New York NY 10006
3. Provide the applicant's mailing address (if different):
Office of General Counsel 805 King Farm Blvd., Rockville Md 20850
4. Provide the applicant's business telephone and facsimile number:
Phone = 301-978-8400 / Fax = 301-978-8472
(Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
John Yetter Vice President, Office of General Counsel 301-978-8497
(Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
Edward S. Knight 805 King Farm Blvd., Rockville MD 20850
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 12/16/2005 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act

2014 JUN 30 PM 1:02 SEC / MR RECEIVED

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/27/14 (MM/DD/YY) NASDAQ OMX BX, Inc. (Name of applicant)

By: [signature] (Signature) VP and Deputy General Counsel (Printed Name and Title)

Subscribed and sworn before me this 27th day of June (Month) 2014 (Year) by [signature] (Notary Public)

My Commission expires ______ County of ______ State of ______

Colleen M. Steele NOTARY PUBLIC Montgomery County, Maryland My Commission Expires 1/29/2016

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

NASDAQ OMX BX, INC.

EXHIBITS

Exhibit A — Articles of Incorporation, By-Laws, and Rules

The information is available at http://nasdaqomx.cchwallstreet.com. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit B — All Written Rulings, Settled Practices having the effects of Rules and Interpretations.

The information is available at http://nasdaqomx.cchwallstreet.com. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit C — Subsidiaries and Affiliates of the Exchange (as of 4/15/14)

All information required under Exhibit C for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit C and is kept up-to-date and available to the Commission and the public upon request. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit D — Financial Statements for each Subsidiary and Affiliate of the Exchange (as of 4/15/14)

The unconsolidated financial statements for the latest fiscal year that is required under Exhibit D for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit D and is kept up-to-date and available to the Commission and the public upon request.

Exhibit E — Operation of Electronic Trading System

Not applicable.

Exhibit F — Forms: Membership and Member

The information is available at http://www.nasdaqtrader.com/Trader.aspx?id=nasdaq_bx . The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit G — Forms: Financial Statements, Reports, or Questionnaires

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit H Forms: Company Listings

The information is available at http://nasdaqomx.cchwallstreet.com. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit I Financial Statement of Exchange

The audited financial statements for NASDAQ OMX BX are attached. The audited financial statements for The Nasdaq Stock Market Educational Foundation, Inc. will be completed shortly and will be filed upon completion. The audited financial statements contained in the Form 10-K for The NASDAQ OMX Group, Inc. for the fiscal year ended December 31, 2013 are attached and are available at http://www.sec.gov/Archives/edgar/data/1120193/000112019314000002/ndaq-20131231x10k.htm

Exhibit J List of Officers, Governors, and Members of Standing Committees

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit K List of Shareholders or Partners of the Exchange

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

The NASDAQ OMX Group, Inc. is the sole shareholder of NASDAQ OMX BX, Inc., a Delaware corporation. All additional information required under Exhibit K for The NASDAQ OMX Group, Inc. can be found in the Amendments to Form 1 filed separately by The NASDAQ Stock Market, LLC. NASDAQ OMX BX certifies that the information required under Exhibit K is kept up-to-date and is available to the Commission and the public upon request.

Exhibit L Membership Criteria.

The information is available at http://nasdaqomx.cchwallstreet.com. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit M Membership Information

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit N Schedule of Securities

This information is kept up-to-date and available to the Commission and the public upon request.

NASDAQ OMX BX, INC.

FORM 1 - Amendment of June 27, 2014

EXHIBIT C

Subsidiaries and Affiliates of the Exchange[1]

U.S. Entities

1. Boston Stock Exchange Clearing Corporation
2. Bwise Internal Control Inc.
3. Consolidated Securities Source LLC
4. Directors Desk, LLC
5. Execution Access, LLC
6. FinQloud LLC
7. FINRA/NASDAQ Trade Reporting Facility LLC
8. FTEN, Inc.
9. GlobeNewswire, Inc.
10. Inet Futures Exchange, LLC
11. Kleos Managed Services Holdings, LLC
12. Kleos Managed Services, L.P.
13. Nasdaq Execution Services, LLC
14. NASDAQ Futures, Inc.
15. NASDAQ Global, Inc.
16. Nasdaq International Market Initiatives, Inc.
17. NASDAQ OMX BX Equities LLC
18. NASDAQ OMX BX, Inc.
19. NASDAQ OMX Commodities Clearing Company (merged out of existence in 2014)
20. NASDAQ OMX Commodities Clearing LLC
21. NASDAQ OMX Corporate Solutions, Inc.
22. NASDAQ OMX Corporate Solutions, LLC
23. NASDAQ OMX Event Technologies LLC
24. NASDAQ OMX Information, LLC
25. NASDAQ OMX PHLX LLC
26. NASDAQ Private Market, LLC
27. NASDAQ OMX (San Francisco) Insurance LLC
28. NASDAQ Options Services, LLC
29. Nasdaq Technology Services, LLC
30. Norway Acquisition LLC
31. NPM Securities, LLC
32. OM Technology (US) Inc.
33. OMX (US) Inc.
34. The NASDAQ OMX Group Educational Foundation, Inc.
35. The NASDAQ OMX Group, Inc.
36. The NASDAQ Options Market LLC
37. The Stock Clearing Corporation of Philadelphia

Non-U.S. Entities

1. AB NASDAQ OMX Vilnius

[1] This list does not include branches of any of the subsidiaries or affiliates.

2. AS eCSD Expert
3. AS Eesti Väärtpaberikeskus
4. AS Latvijas Centralais depozitarijs
5. AS OMX Registrikeskus (closed in 2013)
6. Bwise Beheer BV
7. Bwise BV
8. Bwise Development BV
9. Bwise Germany GmbH
10. Bwise Holding BV
11. Bwise U.K. Ltd
12. "Central Depository of Armenia" Open Joint Stock Company
13. Clearing Control CC AB
14. Egypt for Information Dissemination Company
15. Eignarhaldsfelagid Verdbrefathing hf.
16. European Central Counterparty N.V.
17. Findata AB (dissolved in 2013)
18. FTEN Europe Ltd
19. Hugin AS
20. Indxis Ltd
21. Lithuanian Central Securities Depositary
22. Mamato Motion AB (merged out of existence in 2013)
23. Nasdaq Canada Inc.
24. Nasdaq International Ltd
25. "NASDAQ OMX Armenia" Open Joint Stock Company
26. NASDAQ OMX Australia Holding Pty Ltd
27. NASDAQ OMX Broker Services AB
28. NASDAQ OMX Clearing AB
29. NASDAQ OMX Copenhagen A/S
30. NASDAQ OMX Corporate Solutions (India) Private Limited
31. NASDAQ OMX Corporate Solutions International Limited
32. NASDAQ OMX Derivatives A/S
33. NASDAQ OMX Exchange and Clearing Services AB
34. NASDAQ OMX Europe Ltd
35. NASDAQ OMX France SAS
36. NASDAQ OMX Germany GmbH
37. NASDAQ OMX Helsinki Ltd
38. NASDAQ OMX Holding AB
39. NASDAQ OMX Holding Denmark A/S
40. NASDAQ OMX Holding Luxembourg Sàrl
41. NASDAQ OMX Iceland hf.
42. NASDAQ OMX Korea Ltd.
43. NASDAQ OMX NLX Ltd
44. NASDAQ OMX Nordic Ltd
45. NASDAQ OMX Oslo ASA
46. NASDAQ OMX Riga, AS
47. NASDAQ OMX (South East Asia & Pacific) Pte. Ltd.
48. NASDAQ OMX Stockholm AB
49. NASDAQ OMX Tallinn AS

50. Nord Pool AB (shut down in 2013)
51. NOS Clearing ASA (merged out of existence in 2014)
52. OMX AB
53. OMX Capital Insurance AG
54. OMX Ltd
55. OMX Netherlands BV
56. OMX Netherlands Holding BV
57. OMX Pty Ltd
58. OMX Technology AB
59. OMX Technology Canada Inc.
60. OMX Technology Energy Systems AS
61. OMX Technology (Ireland) Ltd
62. OMX Technology Italy Srl
63. OMX Technology Japan Ltd
64. OMX Technology Ltd
65. OMX Technology (UK) Ltd
66. OMX Treasury AB
67. OMX Treasury Euro AB
68. OMX Treasury Euro Holding AB
69. Quietus Advice K & W nr 505 AB (merged out of existence in 2013)
70. Shareholder.com B.V.
71. SMARTS (Asia) Ltd
72. SMARTS Broker Compliance Pty Ltd
73. SMARTS Group Europe Ltd
74. SMARTS Group Holdings Pty Ltd
75. SMARTS Market Surveillance Pty Ltd
76. TOM Broker B.V.
77. TOM B.V.
78. TOM Holding N.V.
79. Verdbrefaskraning Islands hf.
80. Zoom Vision Mamato AB (merged out of existence in 2013)
81. Zoom Vision Mamato ApS (shut down in 2013)

NASDAQ OMX BX, INC.

FORM 1 - Amendment of June 27, 2014

EXHIBIT D

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - The NASDAQ Stock Market LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	587
Investments		0
Total Receivables - Net		123,643
Current Deferred Tax		11,350
Current Restricted Cash		0
Other Current Assets		294,016
Margin Deposits & Default Fund		0
Total Current Assets		429,596
Total Property and Equipment - Net		84,693
Goodwill		923,564
Other Intangibles		64,603
Non Current Deferred Taxes		27,670
Long Term Restricted Cash		0
Other Long Term Assets		32,681
Total Assets	$	1,562,807
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	31,384
SEC 31a Payable to the SEC		64,490
Accrued Personnel Costs		35,767
Deferred Revenue		46,376
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		2,885
Other Current Liabilities		25,376
Total current liabilities		206,278
Total Long Term Debt		0
Non Current Deferred Tax Liability		90,622
Non-current deferred revenue		70,840
Other liabilities		7,424
Total Liabilities		375,164
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		904,491
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		283,153
Total stockholders' equity		1,187,643
Noncontrolling interests		0
Total Equity		1,187,643
Total liabilities and equity	$	1,562,807

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - The NASDAQ Stock Market LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	1,231,726
Global Listing Services		171,299
Global Information Services		197,582
Corporate Solutions		13,066
Market Technology Revenues		0
Other Revenues		17,598
Total Revenues		1,631,270
Cost of revenues		
Transaction rebates		(814,868)
Brokerage, Clearance and Exchange Fees		(218,336)
Total Cost of Revenues		(1,033,204)
Revenues less transaction rebates, brokerage, clearance and exchange fees		598,066
Operating Expenses		
Compensation and Benefits		118,273
Marketing and Advertising		15,985
Depreciation and amortization		32,779
Professional and contract services		17,813
Computer operations and data communications		27,835
Occupancy		18,928
Regulatory		12,331
General, administrative and other		119,187
Merger expenses		3,650
Total operating expenses		366,781
Operating Income		231,286
Interest income		0
Interest expense		0
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		231,286
Income tax provision		81,901
Net Income		149,385
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	149,385

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	53
Investments		0
Total Receivables - Net		0
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		15
Margin Deposits & Default Fund		0
Total Current Assets		68
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		1,400
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		10
Total Assets	$	1,478
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	0
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		(58)
Total current liabilities		(58)
Total Long Term Debt		0
Non Current Deferred Tax Liability		564
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		505
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		2,204
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		(1,231)
Total stockholders' equity		973
Noncontrolling interests		0
Total Equity		973
Total liabilities and equity	$	1,478

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	0
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		0
Total Revenues		0
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		0
Operating Expenses		
Compensation and Benefits		0
Marketing and Advertising		0
Depreciation and amortization		0
Professional and contract services		0
Computer operations and data communications		0
Occupancy		0
Regulatory		0
General, administrative and other		1
Merger expenses		0
Total operating expenses		1
Operating Income		(1)
Interest income		0
Interest expense		0
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		(1)
Income tax provision		9
Net Income		(10)
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	(10)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise Internal Control Inc.
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	558
Investments		0
Total Receivables - Net		3,351
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		296
Margin Deposits & Default Fund		0
Total Current Assets		4,205
Total Property and Equipment - Net		(683)
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	3,522
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	4,356
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		312
Deferred Revenue		2,138
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		342
Total current liabilities		7,148
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		7,148
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		(2,315)
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		(1,312)
Total stockholders' equity		(3,626)
Noncontrolling interests		0
Total Equity		(3,626)
Total liabilities and equity	$	3,522

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Bwise Internal Control Inc.
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	0
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		7,257
Other Revenues		37
Total Revenues		7,294
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		7,294
Operating Expenses		
Compensation and Benefits		4,873
Marketing and Advertising		356
Depreciation and amortization		0
Professional and contract services		353
Computer operations and data communications		321
Occupancy		438
Regulatory		0
General, administrative and other		974
Merger expenses		0
Total operating expenses		7,316
Operating Income		(22)
Interest income		3
Interest expense		0
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		(19)
Income tax provision		4
Net Income		(23)
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	(23)

The NASDAQ OMX Group, Inc.
Unconsolidated Financial Statements - Consolidated Securities Source LLC

Note: Consolidated Securities Source LLC is a new entity in 2014 therefore there is no data available for 2013

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Directors Desk, LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		1,177
Current Deferred Tax		87
Current Restricted Cash		0
Other Current Assets		10,943
Margin Deposits & Default Fund		0
Total Current Assets		12,208
Total Property and Equipment - Net		390
Goodwill		6,573
Other Intangibles		614
Non Current Deferred Taxes		27
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	19,812
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	98
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		66
Deferred Revenue		4,873
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		38
Total current liabilities		5,075
Total Long Term Debt		0
Non Current Deferred Tax Liability		1,133
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		6,208
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		4,581
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		9,023
Total stockholders' equity		13,604
Noncontrolling interests		0
Total Equity		13,604
Total liabilities and equity	$	19,812

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	(14)
Global Information Services	0
Corporate Solutions	11,346
Market Technology Revenues	0
Other Revenues	0
Total Revenues	11,332
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	11,332
Operating Expenses	
Compensation and Benefits	621
Marketing and Advertising	257
Depreciation and amortization	159
Professional and contract services	37
Computer operations and data communications	65
Occupancy	253
Regulatory	0
General, administrative and other	881
Merger expenses	0
Total operating expenses	2,274
Operating Income	9,058
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	9,058
Income tax provision	3,813
Net Income	5,245
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 5,245

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Execution Access, LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 54,449
Investments	0
Total Receivables - Net	2,476
Current Deferred Tax	0
Current Restricted Cash	250
Other Current Assets	20,000
Margin Deposits & Default Fund	0
Total Current Assets	77,175
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 77,175
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 351
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	936
Deferred Revenue	333
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	1,420
Total current liabilities	3,040
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	3,040
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	50,855
Accumulated Other Comprehensive Income/(Loss)	0
Retained earnings	23,280
Total stockholders' equity	74,135
Noncontrolling interests	0
Total Equity	74,135
Total liabilities and equity	$ 77,175

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Execution Access, LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 28,997
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	28,997
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	(2,119)
Total Cost of Revenues	(2,119)
Revenues less transaction rebates, brokerage, clearance and exchange fees	26,878
Operating Expenses	
Compensation and Benefits	1,940
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	305
Computer operations and data communications	4
Occupancy	2
Regulatory	0
General, administrative and other	662
Merger expenses	514
Total operating expenses	3,428
Operating Income	23,450
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	23,450
Income tax provision	0
Net Income	23,450
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 23,450

The NASDAQ OMX Group, Inc.
Unconsolidated Financial Statements - FinQloud LLC

Note: FinQloud LLC (formerly Urban Labs LLC) did not have any acitivity in 2011 - 2013.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	9,074
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	14,717
Margin Deposits & Default Fund	0
Total Current Assets	23,792
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 23,792
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 1,439
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	1,120
Total current liabilities	2,559
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	2,559
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	4,000
Accumulated Other Comprehensive Income/(Loss)	0
Retained earnings	17,233
Total stockholders' equity	21,233
Noncontrolling interests	0
Total Equity	21,233
Total liabilities and equity	$ 23,792

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 19,055
Global Listing Services	0
Global Information Services	7,137
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	26,192
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	26,192
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	500
Computer operations and data communications	0
Occupancy	0
Regulatory	11,050
General, administrative and other	(353)
Merger expenses	0
Total operating expenses	11,196
Operating Income	14,996
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	14,996
Income tax provision	6,376
Net Income	8,619
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 8,619

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - FTEN, Inc
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		4,837
Current Deferred Tax		443
Current Restricted Cash		0
Other Current Assets		16,337
Margin Deposits & Default Fund		0
Total Current Assets		21,617
Total Property and Equipment - Net		4,103
Goodwill		585,556
Other Intangibles		712,956
Non Current Deferred Taxes		1,662
Long Term Restricted Cash		0
Other Long Term Assets		52,532
Total Assets	$	1,378,427
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	436
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		947
Deferred Revenue		80
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		289
Other Current Liabilities		5,971
Total current liabilities		7,723
Total Long Term Debt		0
Non Current Deferred Tax Liability		10,171
Non-current deferred revenue		0
Other liabilities		397
Total Liabilities		18,291
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		1,398,669
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		(38,533)
Total stockholders' equity		1,360,136
Noncontrolling interests		0
Total Equity		1,360,136
Total liabilities and equity	$	1,378,427

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - FTEN, Inc
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	16,796
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		(88)
Total Revenues		16,708
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		16,708
Operating Expenses		
Compensation and Benefits		7,144
Marketing and Advertising		7
Depreciation and amortization		8,516
Professional and contract services		248
Computer operations and data communications		4,034
Occupancy		1,705
Regulatory		0
General, administrative and other		3,143
Merger expenses		3,672
Total operating expenses		28,470
Operating Income		(11,761)
Interest income		1
Interest expense		(4)
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		(13,996)
FX Operating		0
Income before income taxes		(25,760)
Income tax provision		(1,347)
Net Income		(24,414)
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	(24,414)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - GlobeNewswire, Inc
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		3,769
Current Deferred Tax		207
Current Restricted Cash		0
Other Current Assets		19,970
Margin Deposits & Default Fund		0
Total Current Assets		23,946
Total Property and Equipment - Net		37
Goodwill		12,684
Other Intangibles		1,033
Non Current Deferred Taxes		496
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	38,196
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	221
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		595
Deferred Revenue		1,020
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		2,985
Total current liabilities		4,820
Total Long Term Debt		0
Non Current Deferred Tax Liability		389
Non-current deferred revenue		0
Other liabilities		1
Total Liabilities		5,210
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		13,653
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		19,333
Total stockholders' equity		32,987
Noncontrolling interests		0
Total Equity		32,987
Total liabilities and equity	$	38,196

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - GlobeNewswire, Inc
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	22,319
Market Technology Revenues	0
Other Revenues	3,467
Total Revenues	25,786
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	25,786
Operating Expenses	
Compensation and Benefits	1,777
Marketing and Advertising	9
Depreciation and amortization	291
Professional and contract services	1,910
Computer operations and data communications	25
Occupancy	1,026
Regulatory	0
General, administrative and other	2,226
Merger expenses	81
Total operating expenses	7,346
Operating Income	18,440
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	18,440
Income tax provision	6,954
Net Income	11,486
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 11,486

The NASDAQ OMX Group, Inc.
Unconsolidated Financial Statements - Inet Futures Exchange, LLC

Note: Inet Futures Exchange, LLC did not have any acitivity in 2011 - 2013.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Kleos Managed Services Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	0
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 0
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	0
Total current liabilities	0
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	0
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	0
Retained earnings	0
Total stockholders' equity	0
Noncontrolling interests	0
Total Equity	0
Total liabilities and equity	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Kleos Managed Services Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	0
Income tax provision	0
Net Income	0
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Kleos Managed Services, L.P
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		5,164
Current Deferred Tax		819
Current Restricted Cash		0
Other Current Assets		690
Margin Deposits & Default Fund		0
Total Current Assets		6,673
Total Property and Equipment - Net		6,547
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	13,219
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	4,308
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		2,015
Deferred Revenue		98
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		3,892
Total current liabilities		10,313
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		10,313
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		1,395
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		1,511
Total stockholders' equity		2,906
Noncontrolling interests		0
Total Equity		2,906
Total liabilities and equity	$	13,219

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Kleos Managed Services, L.P
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 10,872
Global Listing Services	0
Global Information Services	5,058
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	15,930
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	15,930
Operating Expenses	
Compensation and Benefits	3,582
Marketing and Advertising	26
Depreciation and amortization	470
Professional and contract services	221
Computer operations and data communications	4,717
Occupancy	1,671
Regulatory	0
General, administrative and other	2,196
Merger expenses	373
Total operating expenses	13,256
Operating Income	2,674
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	2,674
Income tax provision	1,163
Net Income	1,511
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 1,511

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Nasdaq Execution Services, LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	17,468
Investments		63
Total Receivables - Net		0
Current Deferred Tax		(61)
Current Restricted Cash		250
Other Current Assets		3,995
Margin Deposits & Default Fund		0
Total Current Assets		21,716
Total Property and Equipment - Net		0
Goodwill		5,569
Other Intangibles		0
Non Current Deferred Taxes		4
Long Term Restricted Cash		0
Other Long Term Assets		10
Total Assets	$	27,299
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	2,236
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		330
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		3,133
Total current liabilities		5,700
Total Long Term Debt		0
Non Current Deferred Tax Liability		(2,347)
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		3,352
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		23,308
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		639
Total stockholders' equity		23,947
Noncontrolling interests		0
Total Equity		23,947
Total liabilities and equity	$	27,299

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Nasdaq Execution Services, LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	38,119
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		0
Total Revenues		38,119
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		(33,923)
Total Cost of Revenues		(33,923)
Revenues less transaction rebates, brokerage, clearance and exchange fees		4,196
Operating Expenses		
Compensation and Benefits		1,500
Marketing and Advertising		0
Depreciation and amortization		0
Professional and contract services		8
Computer operations and data communications		0
Occupancy		63
Regulatory		0
General, administrative and other		492
Merger expenses		0
Total operating expenses		2,063
Operating Income		2,133
Interest income		0
Interest expense		0
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		2,133
Income tax provision		734
Net Income		1,400
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	1,400

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ Futures, Inc
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	3,923
Current Deferred Tax	47
Current Restricted Cash	0
Other Current Assets	35
Margin Deposits & Default Fund	0
Total Current Assets	4,005
Total Property and Equipment - Net	17
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	8
Total Assets	$ 4,030
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 200
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	112
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	231
Total current liabilities	543
Total Long Term Debt	0
Non Current Deferred Tax Liability	(175)
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	369
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	5,893
Accumulated Other Comprehensive Income/(Loss)	0
Retained earnings	(2,232)
Total stockholders' equity	3,662
Noncontrolling interests	0
Total Equity	3,662
Total liabilities and equity	$ 4,030

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ Futures, Inc
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 821
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	821
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	821
Operating Expenses	
Compensation and Benefits	440
Marketing and Advertising	56
Depreciation and amortization	6
Professional and contract services	78
Computer operations and data communications	0
Occupancy	34
Regulatory	639
General, administrative and other	(456)
Merger expenses	0
Total operating expenses	798
Operating Income	23
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	23
Income tax provision	7
Net Income	16
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 16

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ Global, Inc
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	220
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	237,865
Margin Deposits & Default Fund	0
Total Current Assets	238,085
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	(159,005)
Long Term Restricted Cash	0
Other Long Term Assets	5,384,816
Total Assets	$ 5,463,896
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 332
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	3,613
Other Current Liabilities	267,870
Total current liabilities	271,815
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	507
Total Liabilities	272,322
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	4,634,412
Accumulated Other Comprehensive Income/(Loss)	230,322
Retained earnings	326,840
Total stockholders' equity	5,191,575
Noncontrolling interests	0
Total Equity	5,191,575
Total liabilities and equity	$ 5,463,896

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ Global, Inc
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	9
Merger expenses	0
Total operating expenses	9
Operating Income	(9)
Interest income	3,964
Interest expense	(3,935)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	286
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	306
Income tax provision	21,046
Net Income	(20,740)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (20,740)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		0
Current Deferred Tax		14
Current Restricted Cash		0
Other Current Assets		100
Margin Deposits & Default Fund		0
Total Current Assets		114
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	114
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	4
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		91
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		10
Other Current Liabilities		770
Total current liabilities		875
Total Long Term Debt		0
Non Current Deferred Tax Liability		9
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		884
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		3,642
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		(4,412)
Total stockholders' equity		(770)
Noncontrolling interests		0
Total Equity		(770)
Total liabilities and equity	$	114

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	222
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	17
Computer operations and data communications	1
Occupancy	0
Regulatory	0
General, administrative and other	111
Merger expenses	25
Total operating expenses	375
Operating Income	(375)
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(375)
Income tax provision	(131)
Net Income	(244)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (244)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX BX Equities LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		2
Total Receivables - Net		11,815
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		84,844
Margin Deposits & Default Fund		0
Total Current Assets		96,662
Total Property and Equipment - Net		0
Goodwill		(229)
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	96,433
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	1,679
SEC 31a Payable to the SEC		9,273
Accrued Personnel Costs		0
Deferred Revenue		300
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		1,123
Total current liabilities		12,375
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		12,375
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		(15,529)
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		99,587
Total stockholders' equity		84,058
Noncontrolling interests		0
Total Equity		84,058
Total liabilities and equity	$	96,433

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 110,484
Global Listing Services	0
Global Information Services	16,736
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	642
Total Revenues	127,861
Cost of revenues	
Transaction rebates	(49,406)
Brokerage, Clearance and Exchange Fees	(29,551)
Total Cost of Revenues	(78,957)
Revenues less transaction rebates, brokerage, clearance and exchange fees	48,904
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	52
Computer operations and data communications	0
Occupancy	0
Regulatory	742
General, administrative and other	2,371
Merger expenses	0
Total operating expenses	3,165
Operating Income	45,739
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	45,739
Income tax provision	0
Net Income	45,739
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 45,739

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 6
Investments	0
Total Receivables - Net	1,412
Current Deferred Tax	129
Current Restricted Cash	0
Other Current Assets	10
Margin Deposits & Default Fund	0
Total Current Assets	1,557
Total Property and Equipment - Net	0
Goodwill	31,276
Other Intangibles	49,773
Non Current Deferred Taxes	(564)
Long Term Restricted Cash	0
Other Long Term Assets	(4,026)
Total Assets	$ 78,016
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 1,697
SEC 31a Payable to the SEC	147
Accrued Personnel Costs	6
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	94
Other Current Liabilities	16,587
Total current liabilities	18,531
Total Long Term Debt	0
Non Current Deferred Tax Liability	20,044
Non-current deferred revenue	0
Other liabilities	97
Total Liabilities	38,672
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	8
Additional Paid in Capital	50,227
Accumulated Other Comprehensive Income/(Loss)	0
Retained earnings	(10,890)
Total stockholders' equity	39,344
Noncontrolling interests	0
Total Equity	39,344
Total liabilities and equity	$ 78,016

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 15,675
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	15,675
Cost of revenues	
Transaction rebates	(7,236)
Brokerage, Clearance and Exchange Fees	(920)
Total Cost of Revenues	(8,157)
Revenues less transaction rebates, brokerage, clearance and exchange fees	7,518
Operating Expenses	
Compensation and Benefits	81
Marketing and Advertising	1
Depreciation and amortization	118
Professional and contract services	20
Computer operations and data communications	0
Occupancy	217
Regulatory	959
General, administrative and other	(96)
Merger expenses	0
Total operating expenses	1,300
Operating Income	6,218
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	6,218
Income tax provision	12,687
Net Income	(6,468)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (6,468)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Commodities Clearing Company
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	38
Current Deferred Tax	28
Current Restricted Cash	0
Other Current Assets	25
Margin Deposits & Default Fund	0
Total Current Assets	91
Total Property and Equipment - Net	0
Goodwill	75
Other Intangibles	0
Non Current Deferred Taxes	4
Long Term Restricted Cash	3
Other Long Term Assets	99
Total Assets	$ 272
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 4
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	113
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	29
Other Current Liabilities	4,663
Total current liabilities	4,809
Total Long Term Debt	0
Non Current Deferred Tax Liability	60
Non-current deferred revenue	0
Other liabilities	18
Total Liabilities	4,888
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	4,891
Accumulated Other Comprehensive Income/(Loss)	0
Retained earnings	(9,506)
Total stockholders' equity	(4,615)
Noncontrolling interests	0
Total Equity	(4,615)
Total liabilities and equity	$ 272

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Commodities Clearing Company
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 417
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	417
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	417
Operating Expenses	
Compensation and Benefits	2,235
Marketing and Advertising	10
Depreciation and amortization	40
Professional and contract services	71
Computer operations and data communications	58
Occupancy	602
Regulatory	0
General, administrative and other	1,545
Merger expenses	15
Total operating expenses	4,576
Operating Income	(4,159)
Interest income	12
Interest expense	(2)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(4,149)
Income tax provision	(1,763)
Net Income	(2,386)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (2,386)

The NASDAQ OMX Group, Inc.
Unconsolidated Financial Statements - NASDAQ OMX Commodities Clearing LLC

Note: NASDAQ OMX Commodities Clearing LLC is a new entity in 2014 therefore there is no data available for 2013

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Corporate Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 13
Investments	0
Total Receivables - Net	3,716
Current Deferred Tax	1,463
Current Restricted Cash	0
Other Current Assets	3,037
Margin Deposits & Default Fund	0
Total Current Assets	8,230
Total Property and Equipment - Net	1,582
Goodwill	30,997
Other Intangibles	4,306
Non Current Deferred Taxes	30
Long Term Restricted Cash	0
Other Long Term Assets	18,256
Total Assets	$ 63,401
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 6,053
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	4,180
Deferred Revenue	(1)
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	242
Other Current Liabilities	2,433
Total current liabilities	12,908
Total Long Term Debt	0
Non Current Deferred Tax Liability	1,951
Non-current deferred revenue	0
Other liabilities	17
Total Liabilities	14,876
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	48,975
Accumulated Other Comprehensive Income/(Loss)	0
Retained earnings	(450)
Total stockholders' equity	48,525
Noncontrolling interests	0
Total Equity	48,525
Total liabilities and equity	$ 63,401

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Corporate Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	37,154
Market Technology Revenues	0
Other Revenues	10,967
Total Revenues	48,121
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	48,121
Operating Expenses	
Compensation and Benefits	27,150
Marketing and Advertising	200
Depreciation and amortization	756
Professional and contract services	16,180
Computer operations and data communications	253
Occupancy	1,001
Regulatory	0
General, administrative and other	7,890
Merger expenses	1,081
Total operating expenses	54,510
Operating Income	(6,389)
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(6,389)
Income tax provision	(2,424)
Net Income	(3,965)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (3,965)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	20,819
Current Deferred Tax	1,706
Current Restricted Cash	0
Other Current Assets	1,906
Margin Deposits & Default Fund	0
Total Current Assets	24,431
Total Property and Equipment - Net	6,570
Goodwill	216,754
Other Intangibles	59,754
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 307,510
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 25,384
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	9,549
Deferred Revenue	9,138
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	2,301
Total current liabilities	46,371
Total Long Term Debt	0
Non Current Deferred Tax Liability	4,881
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	51,252
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	252,852
Accumulated Other Comprehensive Income/(Loss)	0
Retained earnings	3,406
Total stockholders' equity	256,257
Noncontrolling interests	0
Total Equity	256,257
Total liabilities and equity	$ 307,510

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	88,324
Market Technology Revenues	0
Other Revenues	1,866
Total Revenues	90,190
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	90,190
Operating Expenses	
Compensation and Benefits	32,283
Marketing and Advertising	187
Depreciation and amortization	4,307
Professional and contract services	23,652
Computer operations and data communications	5,655
Occupancy	3,628
Regulatory	0
General, administrative and other	4,839
Merger expenses	9,837
Total operating expenses	84,388
Operating Income	5,801
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	5,801
Income tax provision	2,396
Net Income	3,406
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 3,406

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Event Technologies LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	31
Current Restricted Cash	0
Other Current Assets	583
Margin Deposits & Default Fund	0
Total Current Assets	614
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	1,065
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 1,679
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 134
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	76
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	12
Total current liabilities	222
Total Long Term Debt	0
Non Current Deferred Tax Liability	(193)
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	29
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	1,557
Accumulated Other Comprehensive Income/(Loss)	0
Retained earnings	94
Total stockholders' equity	1,651
Noncontrolling interests	0
Total Equity	1,651
Total liabilities and equity	$ 1,679

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Event Technologies LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	988
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	988
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	988
Operating Expenses	
Compensation and Benefits	326
Marketing and Advertising	(26)
Depreciation and amortization	355
Professional and contract services	242
Computer operations and data communications	0
Occupancy	21
Regulatory	0
General, administrative and other	8
Merger expenses	0
Total operating expenses	925
Operating Income	62
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	62
Income tax provision	36
Net Income	26
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 26

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	185
Current Deferred Tax	(3)
Current Restricted Cash	0
Other Current Assets	51,904
Margin Deposits & Default Fund	0
Total Current Assets	52,087
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 52,087
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 2
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	884
Total current liabilities	886
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	886
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	1,000
Accumulated Other Comprehensive Income/(Loss)	0
Retained earnings	50,200
Total stockholders' equity	51,200
Noncontrolling interests	0
Total Equity	51,200
Total liabilities and equity	$ 52,087

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 54
Global Listing Services	0
Global Information Services	47,198
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	61
Total Revenues	47,313
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	47,313
Operating Expenses	
Compensation and Benefits	1
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	16
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	2,861
Merger expenses	0
Total operating expenses	2,878
Operating Income	44,434
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	44,434
Income tax provision	18,946
Net Income	25,488
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 25,488

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX PHLX LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	18
Investments		1
Total Receivables - Net		31,948
Current Deferred Tax		4,204
Current Restricted Cash		0
Other Current Assets		892
Margin Deposits & Default Fund		0
Total Current Assets		37,063
Total Property and Equipment - Net		21,438
Goodwill		503,610
Other Intangibles		297,057
Non Current Deferred Taxes		16,845
Long Term Restricted Cash		0
Other Long Term Assets		7,581
Total Assets	$	883,595
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	2,136
SEC 31a Payable to the SEC		8,226
Accrued Personnel Costs		5,435
Deferred Revenue		125
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		4,860
Other Current Liabilities		423,481
Total current liabilities		444,263
Total Long Term Debt		0
Non Current Deferred Tax Liability		125,417
Non-current deferred revenue		0
Other liabilities		41,089
Total Liabilities		610,769
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		73,458
Accumulated Other Comprehensive Income/(Loss)		(1,285)
Retained earnings		200,653
Total stockholders' equity		272,826
Noncontrolling interests		0
Total Equity		272,826
Total liabilities and equity	$	883,595

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 310,884
Global Listing Services	0
Global Information Services	12,177
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	3,717
Total Revenues	326,778
Cost of revenues	
Transaction rebates	(132,889)
Brokerage, Clearance and Exchange Fees	(33,721)
Total Cost of Revenues	(166,610)
Revenues less transaction rebates, brokerage, clearance and exchange fees	160,167
Operating Expenses	
Compensation and Benefits	13,932
Marketing and Advertising	533
Depreciation and amortization	12,913
Professional and contract services	512
Computer operations and data communications	1,044
Occupancy	1,142
Regulatory	2,351
General, administrative and other	11,852
Merger expenses	0
Total operating expenses	44,280
Operating Income	115,888
Interest income	1
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	115,889
Income tax provision	42,599
Net Income	73,290
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 73,290

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ Private Market, LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	(250)
Investments		0
Total Receivables - Net		1,668
Current Deferred Tax		0
Current Restricted Cash		250
Other Current Assets		3,017
Margin Deposits & Default Fund		0
Total Current Assets		4,685
Total Property and Equipment - Net		1,068
Goodwill		0
Other Intangibles		2,417
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		250
Total Assets	$	8,419
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	1,396
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		516
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		0
Total current liabilities		1,912
Total Long Term Debt		0
Non Current Deferred Tax Liability		(47)
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		1,865
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		8,858
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		(2,303)
Total stockholders' equity		6,554
Noncontrolling interests		0
Total Equity		6,554
Total liabilities and equity	$	8,419

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ Private Market, LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	1,672
Marketing and Advertising	113
Depreciation and amortization	205
Professional and contract services	1,515
Computer operations and data communications	86
Occupancy	185
Regulatory	29
General, administrative and other	113
Merger expenses	0
Total operating expenses	3,918
Operating Income	(3,918)
Interest income	3
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(3,915)
Income tax provision	(1,612)
Net Income	(2,303)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (2,303)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		0
Current Deferred Tax		(209)
Current Restricted Cash		0
Other Current Assets		736
Margin Deposits & Default Fund		0
Total Current Assets		527
Total Property and Equipment - Net		0
Goodwill		17,336
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	17,863
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	0
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		2
Total current liabilities		3
Total Long Term Debt		0
Non Current Deferred Tax Liability		916
Non-current deferred revenue		0
Other liabilities		41
Total Liabilities		960
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		24,713
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		(7,810)
Total stockholders' equity		16,903
Noncontrolling interests		0
Total Equity		16,903
Total liabilities and equity	$	17,863

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	2
Occupancy	0
Regulatory	0
General, administrative and other	1
Merger expenses	0
Total operating expenses	3
Operating Income	(3)
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(3)
Income tax provision	5
Net Income	(8)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (8)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ Options Services, LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	3,756
Investments		3
Total Receivables - Net		0
Current Deferred Tax		5
Current Restricted Cash		250
Other Current Assets		1,585
Margin Deposits & Default Fund		0
Total Current Assets		5,600
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		20
Total Assets	$	5,620
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	385
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		16
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		1,733
Total current liabilities		2,134
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		2,134
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		3,282
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		204
Total stockholders' equity		3,486
Noncontrolling interests		0
Total Equity		3,486
Total liabilities and equity	$	5,620

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ Options Services, LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	8,086
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		0
Total Revenues		8,086
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		(7,384)
Total Cost of Revenues		(7,384)
Revenues less transaction rebates, brokerage, clearance and exchange fees		702
Operating Expenses		
Compensation and Benefits		484
Marketing and Advertising		0
Depreciation and amortization		0
Professional and contract services		0
Computer operations and data communications		21
Occupancy		21
Regulatory		0
General, administrative and other		90
Merger expenses		0
Total operating expenses		616
Operating Income		87
Interest income		0
Interest expense		0
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		87
Income tax provision		23
Net Income		64
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	64

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	(209)
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	95,771
Margin Deposits & Default Fund	0
Total Current Assets	95,562
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	11,034
Total Assets	$ 106,596
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 1,136
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	590
Total current liabilities	1,726
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	3,066
Total Liabilities	4,792
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	20,000
Accumulated Other Comprehensive Income/(Loss)	0
Retained earnings	81,804
Total stockholders' equity	101,804
Noncontrolling interests	0
Total Equity	101,804
Total liabilities and equity	$ 106,596

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Nasdaq Technology Services, LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	63,657
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		0
Total Revenues		63,657
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		63,657
Operating Expenses		
Compensation and Benefits		0
Marketing and Advertising		57
Depreciation and amortization		0
Professional and contract services		131
Computer operations and data communications		(50)
Occupancy		23,668
Regulatory		0
General, administrative and other		4,660
Merger expenses		0
Total operating expenses		28,468
Operating Income		35,189
Interest income		0
Interest expense		0
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		35,189
Income tax provision		706
Net Income		34,484
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	34,484

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	6,356
Margin Deposits & Default Fund	0
Total Current Assets	6,356
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	23,603
Total Assets	$ 29,959
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 176
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	698
Total current liabilities	874
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	874
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	23,548
Accumulated Other Comprehensive Income/(Loss)	(31)
Retained earnings	5,568
Total stockholders' equity	29,085
Noncontrolling interests	0
Total Equity	29,085
Total liabilities and equity	$ 29,959

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Norway Acquisition LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	0
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		2,786
Other Revenues		0
Total Revenues		2,786
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		2,786
Operating Expenses		
Compensation and Benefits		0
Marketing and Advertising		0
Depreciation and amortization		0
Professional and contract services		0
Computer operations and data communications		0
Occupancy		0
Regulatory		0
General, administrative and other		0
Merger expenses		0
Total operating expenses		0
Operating Income		2,786
Interest income		0
Interest expense		0
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		(4)
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		2,782
Income tax provision		0
Net Income		2,782
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	2,782

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NPM Securities, LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	250
Investments		0
Total Receivables - Net		0
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		0
Margin Deposits & Default Fund		0
Total Current Assets		250
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	250
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	0
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		0
Total current liabilities		0
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		0
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		250
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		0
Total stockholders' equity		250
Noncontrolling interests		0
Total Equity		250
Total liabilities and equity	$	250

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NPM Securities, LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	0
Income tax provision	0
Net Income	0
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OM Technology (US) Inc.
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		0
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		0
Margin Deposits & Default Fund		0
Total Current Assets		0
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		(16,155)
Total Assets	$	(16,155)
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	0
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		1,044
Total current liabilities		1,044
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		1,044
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		(22,596)
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		5,397
Total stockholders' equity		(17,200)
Noncontrolling interests		0
Total Equity		(17,200)
Total liabilities and equity	$	(16,155)

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OM Technology (US) Inc.
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	(5,573)
Merger expenses	0
Total operating expenses	(5,573)
Operating Income	5,573
Interest income	0
Interest expense	(7)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	(150)
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	5,416
Income tax provision	0
Net Income	5,416
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 5,416

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX (US) Inc.
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	(509)
Current Deferred Tax	558
Current Restricted Cash	0
Other Current Assets	1,126
Margin Deposits & Default Fund	0
Total Current Assets	1,175
Total Property and Equipment - Net	24
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	1,123
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 2,322
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 1,409
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	630
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	1,014
Total current liabilities	3,053
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	2,749
Total Liabilities	5,802
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	(0)
Additional Paid in Capital	(16,155)
Accumulated Other Comprehensive Income/(Loss)	0
Retained earnings	12,676
Total stockholders' equity	(3,480)
Noncontrolling interests	0
Total Equity	(3,480)
Total liabilities and equity	$ 2,322

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX (US) Inc.
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	2,052
Total Revenues	2,052
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	2,052
Operating Expenses	
Compensation and Benefits	2,668
Marketing and Advertising	40
Depreciation and amortization	7
Professional and contract services	74
Computer operations and data communications	6
Occupancy	1,042
Regulatory	0
General, administrative and other	(25,015)
Merger expenses	0
Total operating expenses	(21,178)
Operating Income	23,230
Interest income	1
Interest expense	(1)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	23,230
Income tax provision	(2,340)
Net Income	25,570
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 25,570

The NASDAQ OMX Group, Inc.
Unconsolidated Financial Statements - The NASDAQ OMX Group Educational Foundation, Inc.

Note: The Nasdaq Stock Market Educational Foundation, Inc. is not a consolidated entity of The NASDAQ OMX Group, Inc. and therefore is not included.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - The NASDAQ OMX Group, Inc.
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	148,179
Investments		2
Total Receivables - Net		80,604
Current Deferred Tax		(10,275)
Current Restricted Cash		0
Other Current Assets		497,101
Margin Deposits & Default Fund		0
Total Current Assets		715,612
Total Property and Equipment - Net		37,786
Goodwill		10,453
Other Intangibles		4,292
Non Current Deferred Taxes		137,303
Long Term Restricted Cash		0
Other Long Term Assets		7,478,869
Total Assets	$	8,384,315
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	132,238
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		29,995
Deferred Revenue		9,225
Current Portion of Long Term Debt		45,000
Current Deferred Tax Liability		8,003
Other Current Liabilities		850,463
Total current liabilities		1,074,924
Total Long Term Debt		2,588,590
Non Current Deferred Tax Liability		8,035
Non-current deferred revenue		1,238
Other liabilities		59,143
Total Liabilities		3,731,931
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		(1,004,770)
Common Stock Total		2,143
Additional Paid in Capital		4,281,051
Accumulated Other Comprehensive Income/(Loss)		(83,691)
Retained earnings		1,457,360
Total stockholders' equity		4,652,093
Noncontrolling interests		291
Total Equity		4,652,385
Total liabilities and equity	$	8,384,315

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - The NASDAQ OMX Group, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	1,783
Global Information Services	69,608
Corporate Solutions	(0)
Market Technology Revenues	(3,714)
Other Revenues	72,928
Total Revenues	140,604
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	140,604
Operating Expenses	
Compensation and Benefits	102,262
Marketing and Advertising	6,951
Depreciation and amortization	10,100
Professional and contract services	28,923
Computer operations and data communications	7,064
Occupancy	12,688
Regulatory	0
General, administrative and other	52,391
Merger expenses	1,195
Total operating expenses	221,574
Operating Income	(80,970)
Interest income	383
Interest expense	(108,163)
Gain (loss) on sale of strategic initiatives	21,344
Dividend and investment income	(9,555)
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(176,962)
Income tax provision	(10,614)
Net Income	(166,348)
Net (income) expense attributable to noncontrolling interests	1,009
Net income attributable to Company	$ (165,339)

Note: The results of The NASDAQ Options Market LLC are included in the results of NASDAQ Options Services, LLC.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - The Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	0
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	151
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 151
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	(51)
Total current liabilities	(51)
Total Long Term Debt	0
Non Current Deferred Tax Liability	(8)
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	(59)
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	739
Accumulated Other Comprehensive Income/(Loss)	0
Retained earnings	(529)
Total stockholders' equity	210
Noncontrolling interests	0
Total Equity	210
Total liabilities and equity	$ 151

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - The Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	0
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		0
Total Revenues		0
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		0
Operating Expenses		
Compensation and Benefits		0
Marketing and Advertising		0
Depreciation and amortization		0
Professional and contract services		0
Computer operations and data communications		0
Occupancy		0
Regulatory		0
General, administrative and other		0
Merger expenses		0
Total operating expenses		0
Operating Income		0
Interest income		0
Interest expense		0
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		0
Income tax provision		0
Net Income		0
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - AB NASDAQ OMX Vilnius
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	2,119
Investments		0
Total Receivables - Net		134
Current Deferred Tax		29
Current Restricted Cash		0
Other Current Assets		8
Margin Deposits & Default Fund		0
Total Current Assets		2,290
Total Property and Equipment - Net		26
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		(1)
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	2,315
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	83
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		107
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		21
Total current liabilities		211
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		211
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		3,654
Accumulated Other Comprehensive Income/(Loss)		(485)
Retained earnings		(1,065)
Total stockholders' equity		2,104
Noncontrolling interests		0
Total Equity		2,104
Total liabilities and equity	$	2,315

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - AB NASDAQ OMX Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 479
Global Listing Services	471
Global Information Services	106
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	863
Total Revenues	1,919
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	1,919
Operating Expenses	
Compensation and Benefits	752
Marketing and Advertising	42
Depreciation and amortization	24
Professional and contract services	140
Computer operations and data communications	353
Occupancy	46
Regulatory	20
General, administrative and other	248
Merger expenses	0
Total operating expenses	1,625
Operating Income	295
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	295
Income tax provision	50
Net Income	245
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 245

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - AS eCSD Expert
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	458
Investments		0
Total Receivables - Net		0
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		19
Margin Deposits & Default Fund		0
Total Current Assets		477
Total Property and Equipment - Net		1
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		81
Total Assets	$	560
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	95
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		80
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		(125)
Total current liabilities		49
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		49
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		35
Accumulated Other Comprehensive Income/(Loss)		95
Retained earnings		380
Total stockholders' equity		510
Noncontrolling interests		0
Total Equity		510
Total liabilities and equity	$	560

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 103
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	103
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	103
Operating Expenses	
Compensation and Benefits	2
Marketing and Advertising	1
Depreciation and amortization	0
Professional and contract services	289
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	9
Merger expenses	0
Total operating expenses	301
Operating Income	(198)
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(198)
Income tax provision	0
Net Income	(198)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (198)

The NASDAQ OMX Group, Inc.
Unconsolidated Financial Statements - AS Eesti Väärtpaberikeskus

Note: AS Eesti Väärtpaberikeskus is an inactive entity in 2013 - no balances in 2012.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - AS Latvijas Centralais depozitarijs
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	5,051
Investments		0
Total Receivables - Net		1,049
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		19
Margin Deposits & Default Fund		0
Total Current Assets		6,118
Total Property and Equipment - Net		583
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		1
Long Term Restricted Cash		0
Other Long Term Assets		376
Total Assets	$	7,078
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	3,885
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		120
Deferred Revenue		8
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		906
Total current liabilities		4,919
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		4,920
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		374
Additional Paid in Capital		0
Accumulated Other Comprehensive Income/(Loss)		(103)
Retained earnings		1,888
Total stockholders' equity		2,158
Noncontrolling interests		0
Total Equity		2,158
Total liabilities and equity	$	7,078

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - AS Latvijas Centralais depozitarijs
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 2,591
Global Listing Services	1
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	39
Total Revenues	2,631
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	2,631
Operating Expenses	
Compensation and Benefits	753
Marketing and Advertising	41
Depreciation and amortization	101
Professional and contract services	178
Computer operations and data communications	82
Occupancy	71
Regulatory	30
General, administrative and other	382
Merger expenses	0
Total operating expenses	1,639
Operating Income	993
Interest income	91
Interest expense	(0)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	(43)
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	1,040
Income tax provision	173
Net Income	867
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 867

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - AS OMX Registrikeskus
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		0
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		0
Margin Deposits & Default Fund		0
Total Current Assets		0
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	0
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	(0)
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		0
Total current liabilities		0
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		0
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		52
Accumulated Other Comprehensive Income/(Loss)		(52)
Retained earnings		(0)
Total stockholders' equity		0
Noncontrolling interests		0
Total Equity		0
Total liabilities and equity	$	0

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - AS OMX Registrikeskus
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ (0)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	(0)
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	(0)
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	(0)
Professional and contract services	(0)
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	(0)
Merger expenses	0
Total operating expenses	(0)
Operating Income	(0)
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	(32)
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(32)
Income tax provision	0
Net Income	(32)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (32)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise Beheer BV
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 2
Investments	0
Total Receivables - Net	74
Current Deferred Tax	(165)
Current Restricted Cash	0
Other Current Assets	(930)
Margin Deposits & Default Fund	0
Total Current Assets	(1,018)
Total Property and Equipment - Net	0
Goodwill	57,519
Other Intangibles	33,465
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	1,066
Total Assets	$ 91,033
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 4,471
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	52
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	906
Other Current Liabilities	(524)
Total current liabilities	4,906
Total Long Term Debt	0
Non Current Deferred Tax Liability	7,536
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	12,442
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	76,333
Accumulated Other Comprehensive Income/(Loss)	8,114
Retained earnings	(5,857)
Total stockholders' equity	78,591
Noncontrolling interests	0
Total Equity	78,591
Total liabilities and equity	$ 91,033

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Bwise Beheer BV
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	0
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		74
Other Revenues		0
Total Revenues		74
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		74
Operating Expenses		
Compensation and Benefits		303
Marketing and Advertising		0
Depreciation and amortization		3,516
Professional and contract services		3
Computer operations and data communications		0
Occupancy		0
Regulatory		0
General, administrative and other		14
Merger expenses		0
Total operating expenses		3,836
Operating Income		(3,762)
Interest income		0
Interest expense		(126)
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		(3,888)
Income tax provision		(860)
Net Income		(3,028)
Net (income) expense attributable to noncontrolling interests		(2)
Net income attributable to Company	$	(3,029)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise BV
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	318
Investments		0
Total Receivables - Net		13,371
Current Deferred Tax		598
Current Restricted Cash		195
Other Current Assets		(559)
Margin Deposits & Default Fund		0
Total Current Assets		13,923
Total Property and Equipment - Net		1,271
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	15,194
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	1,829
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		899
Deferred Revenue		3,815
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		7,008
Total current liabilities		13,551
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		13,551
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		9,547
Accumulated Other Comprehensive Income/(Loss)		610
Retained earnings		(8,514)
Total stockholders' equity		1,643
Noncontrolling interests		0
Total Equity		1,643
Total liabilities and equity	$	15,194

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Bwise BV
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	0
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		16,461
Other Revenues		935
Total Revenues		17,396
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		17,396
Operating Expenses		
Compensation and Benefits		9,102
Marketing and Advertising		432
Depreciation and amortization		402
Professional and contract services		2,383
Computer operations and data communications		1,069
Occupancy		637
Regulatory		0
General, administrative and other		3,516
Merger expenses		0
Total operating expenses		17,541
Operating Income		(145)
Interest income		1
Interest expense		0
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		(144)
Income tax provision		(14)
Net Income		(130)
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	(130)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise Development BV
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	18
Investments		0
Total Receivables - Net		1,116
Current Deferred Tax		1,241
Current Restricted Cash		0
Other Current Assets		8
Margin Deposits & Default Fund		0
Total Current Assets		2,383
Total Property and Equipment - Net		2,503
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	4,887
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	5,432
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		513
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		977
Total current liabilities		6,923
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		6,923
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		(2,743)
Accumulated Other Comprehensive Income/(Loss)		(327)
Retained earnings		1,033
Total stockholders' equity		(2,036)
Noncontrolling interests		0
Total Equity		(2,036)
Total liabilities and equity	$	4,887

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Bwise Development BV
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	0
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		2,114
Other Revenues		6
Total Revenues		2,120
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		2,120
Operating Expenses		
Compensation and Benefits		(160)
Marketing and Advertising		58
Depreciation and amortization		172
Professional and contract services		(1)
Computer operations and data communications		5
Occupancy		91
Regulatory		0
General, administrative and other		304
Merger expenses		0
Total operating expenses		470
Operating Income		1,650
Interest income		(0)
Interest expense		0
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		1,650
Income tax provision		0
Net Income		1,650
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	1,650

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise Germany GmbH
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	58
Investments		0
Total Receivables - Net		1,462
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		(1,125)
Margin Deposits & Default Fund		0
Total Current Assets		395
Total Property and Equipment - Net		20
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	415
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	(5,288)
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		59
Deferred Revenue		998
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		(730)
Total current liabilities		(4,960)
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		(4,960)
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		280
Accumulated Other Comprehensive Income/(Loss)		61
Retained earnings		5,033
Total stockholders' equity		5,375
Noncontrolling interests		0
Total Equity		5,375
Total liabilities and equity	$	415

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Bwise Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	3,751
Other Revenues	(565)
Total Revenues	3,186
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	3,186
Operating Expenses	
Compensation and Benefits	977
Marketing and Advertising	47
Depreciation and amortization	(0)
Professional and contract services	173
Computer operations and data communications	17
Occupancy	78
Regulatory	0
General, administrative and other	460
Merger expenses	0
Total operating expenses	1,752
Operating Income	1,434
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	1,434
Income tax provision	273
Net Income	1,161
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 1,161

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise Holding BV
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	140
Current Deferred Tax	6
Current Restricted Cash	0
Other Current Assets	39
Margin Deposits & Default Fund	0
Total Current Assets	186
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	4,389
Total Assets	$ 4,575
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 3,947
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	0
Total current liabilities	3,947
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	3,947
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	1,066
Accumulated Other Comprehensive Income/(Loss)	(522)
Retained earnings	83
Total stockholders' equity	628
Noncontrolling interests	0
Total Equity	628
Total liabilities and equity	$ 4,575

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Bwise Holding BV
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	(6)
Regulatory	0
General, administrative and other	(5)
Merger expenses	0
Total operating expenses	(11)
Operating Income	11
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	11
Income tax provision	0
Net Income	11
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 11

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise U.K.Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	2
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	2
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 2
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 411
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	0
Total current liabilities	411
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	411
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	(381)
Accumulated Other Comprehensive Income/(Loss)	(29)
Retained earnings	0
Total stockholders' equity	(410)
Noncontrolling interests	0
Total Equity	(410)
Total liabilities and equity	$ 2

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Bwise U.K.Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	0
Income tax provision	0
Net Income	0
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - "Central Depository of Armenia" Open Joint Stock Company
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	248
Investments		0
Total Receivables - Net		98
Current Deferred Tax		3
Current Restricted Cash		0
Other Current Assets		34
Margin Deposits & Default Fund		0
Total Current Assets		383
Total Property and Equipment - Net		96
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		17
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	496
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	7
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		16
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		193
Total current liabilities		216
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		216
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		680
Accumulated Other Comprehensive Income/(Loss)		(434)
Retained earnings		33
Total stockholders' equity		280
Noncontrolling interests		0
Total Equity		280
Total liabilities and equity	$	496

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - "Central Depository of Armenia" Open Joint Stock Co
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	534
Global Listing Services		1
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		0
Total Revenues		534
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		534
Operating Expenses		
Compensation and Benefits		273
Marketing and Advertising		0
Depreciation and amortization		21
Professional and contract services		18
Computer operations and data communications		43
Occupancy		31
Regulatory		3
General, administrative and other		84
Merger expenses		0
Total operating expenses		474
Operating Income		60
Interest income		(0)
Interest expense		0
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		60
Income tax provision		40
Net Income		20
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	20

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Clearing Control CC AB
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		0
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		16
Margin Deposits & Default Fund		0
Total Current Assets		16
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	16
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	0
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		0
Total current liabilities		0
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		0
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		0
Accumulated Other Comprehensive Income/(Loss)		2
Retained earnings		14
Total stockholders' equity		16
Noncontrolling interests		0
Total Equity		16
Total liabilities and equity	$	16

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Clearing Control CC AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	0
Income tax provision	0
Net Income	0
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Egypt for Information Dissemination Company
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	1
Investments		0
Total Receivables - Net		0
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		0
Margin Deposits & Default Fund		0
Total Current Assets		1
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		1,354
Total Assets	$	1,354
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	0
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		0
Total current liabilities		0
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		0
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		0
Accumulated Other Comprehensive Income/(Loss)		(266)
Retained earnings		1,621
Total stockholders' equity		1,354
Noncontrolling interests		0
Total Equity		1,354
Total liabilities and equity	$	1,354

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Egypt for Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	217
Impairment Loss	0
FX Operating	0
Income before income taxes	217
Income tax provision	0
Net Income	217
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 217

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Eignarhaldsfelagid Verdbrefathing hf
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 676
Investments	0
Total Receivables - Net	4,778
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	4,562
Margin Deposits & Default Fund	0
Total Current Assets	10,016
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	15,520
Total Assets	$ 25,536
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	62
Total current liabilities	62
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	62
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	15,950
Accumulated Other Comprehensive Income/(Loss)	299
Retained earnings	9,226
Total stockholders' equity	25,474
Noncontrolling interests	0
Total Equity	25,474
Total liabilities and equity	$ 25,536

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Eignarhaldsfelagid Verdbrefathing hf
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	1
Merger expenses	0
Total operating expenses	1
Operating Income	(1)
Interest income	276
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	19
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	294
Income tax provision	59
Net Income	236
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 236

The NASDAQ OMX Group, Inc.
Unconsolidated Financial Statements - European Central Counterparty N.V

Note: European Central Counterparty N.V is not a fully owned entity and therefore is not included.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Findata AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	0
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	48
Total Assets	$ 48
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	0
Total current liabilities	0
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	0
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	388
Accumulated Other Comprehensive Income/(Loss)	(43)
Retained earnings	(298)
Total stockholders' equity	48
Noncontrolling interests	0
Total Equity	48
Total liabilities and equity	$ 48

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Findata AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	(5)
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	(5)
Operating Income	5
Interest income	0
Interest expense	(0)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	5
Income tax provision	1
Net Income	4
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 4

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - FTEN Europe Ltd
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		138
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		0
Margin Deposits & Default Fund		0
Total Current Assets		138
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	138
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	98
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		(0)
Total current liabilities		98
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		98
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		(244)
Accumulated Other Comprehensive Income/(Loss)		472
Retained earnings		(188)
Total stockholders' equity		40
Noncontrolling interests		0
Total Equity		40
Total liabilities and equity	$	138

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - FTEN Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	102
Merger expenses	0
Total operating expenses	102
Operating Income	(102)
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(102)
Income tax provision	0
Net Income	(102)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (102)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Hugin AS
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	0
Total Property and Equipment - Net	0
Goodwill	581
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 581
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 49
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	99
Other Current Liabilities	149
Total current liabilities	298
Total Long Term Debt	0
Non Current Deferred Tax Liability	283
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	581
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	0
Retained earnings	0
Total stockholders' equity	0
Noncontrolling interests	0
Total Equity	0
Total liabilities and equity	$ 581

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Hugin AS
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	0
Income tax provision	0
Net Income	0
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	141
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(1)
Margin Deposits & Default Fund	0
Total Current Assets	140
Total Property and Equipment - Net	376
Goodwill	2,282
Other Intangibles	912
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 3,711
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 915
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	19
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	58
Other Current Liabilities	1,011
Total current liabilities	2,003
Total Long Term Debt	0
Non Current Deferred Tax Liability	156
Non-current deferred revenue	0
Other liabilities	237
Total Liabilities	2,396
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	2,743
Accumulated Other Comprehensive Income/(Loss)	(8)
Retained earnings	(1,420)
Total stockholders' equity	1,315
Noncontrolling interests	0
Total Equity	1,315
Total liabilities and equity	$ 3,711

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Indxis Ltd
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	0
Global Listing Services		0
Global Information Services		50
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		0
Total Revenues		50
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		50
Operating Expenses		
Compensation and Benefits		299
Marketing and Advertising		0
Depreciation and amortization		222
Professional and contract services		19
Computer operations and data communications		113
Occupancy		195
Regulatory		0
General, administrative and other		170
Merger expenses		484
Total operating expenses		1,502
Operating Income		(1,451)
Interest income		0
Interest expense		(1)
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		(1,453)
Income tax provision		(51)
Net Income		(1,401)
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	(1,401)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Lithuanian Central Securities Depositary
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	0
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 0
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	0
Total current liabilities	0
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	0
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	250
Retained earnings	(250)
Total stockholders' equity	0
Noncontrolling interests	0
Total Equity	0
Total liabilities and equity	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Lithuanian Central Securities Depositary
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	0
Income tax provision	0
Net Income	0
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Mamato Motion AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	0
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 0
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	0
Total current liabilities	0
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	0
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	(11)
Accumulated Other Comprehensive Income/(Loss)	11
Retained earnings	(0)
Total stockholders' equity	0
Noncontrolling interests	0
Total Equity	0
Total liabilities and equity	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Mamato Motion AB
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	0
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		0
Total Revenues		0
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		0
Operating Expenses		
Compensation and Benefits		0
Marketing and Advertising		0
Depreciation and amortization		0
Professional and contract services		0
Computer operations and data communications		0
Occupancy		0
Regulatory		0
General, administrative and other		0
Merger expenses		0
Total operating expenses		0
Operating Income		0
Interest income		0
Interest expense		0
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		0
Income tax provision		0
Net Income		0
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Nasdaq Canada Inc
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		0
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		0
Margin Deposits & Default Fund		0
Total Current Assets		0
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	0
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	0
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		0
Total current liabilities		0
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		0
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		(0)
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		0
Total stockholders' equity		0
Noncontrolling interests		0
Total Equity		0
Total liabilities and equity	$	0

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Nasdaq Canada Inc
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	0
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		0
Total Revenues		0
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		0
Operating Expenses		
Compensation and Benefits		0
Marketing and Advertising		0
Depreciation and amortization		0
Professional and contract services		0
Computer operations and data communications		0
Occupancy		0
Regulatory		0
General, administrative and other		0
Merger expenses		0
Total operating expenses		0
Operating Income		0
Interest income		0
Interest expense		0
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		0
Income tax provision		0
Net Income		0
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 6,098
Investments	0
Total Receivables - Net	4,086
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1,058
Margin Deposits & Default Fund	0
Total Current Assets	11,242
Total Property and Equipment - Net	993
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 12,235
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 3,195
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	506
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	(150)
Total current liabilities	3,551
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	3,551
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	252
Retained earnings	8,433
Total stockholders' equity	8,684
Noncontrolling interests	0
Total Equity	8,684
Total liabilities and equity	$ 12,235

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	7,598
Total Revenues	7,598
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	7,598
Operating Expenses	
Compensation and Benefits	4,434
Marketing and Advertising	543
Depreciation and amortization	218
Professional and contract services	118
Computer operations and data communications	21
Occupancy	84
Regulatory	38
General, administrative and other	1,657
Merger expenses	0
Total operating expenses	7,114
Operating Income	484
Interest income	19
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	504
Income tax provision	54
Net Income	450
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 450

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - "NASDAQ OMX Armenia" Open Joint Stock Company
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 474
Investments	0
Total Receivables - Net	12
Current Deferred Tax	11
Current Restricted Cash	0
Other Current Assets	161
Margin Deposits & Default Fund	0
Total Current Assets	659
Total Property and Equipment - Net	29
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	309
Total Assets	$ 997
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ (10)
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	57
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	22
Other Current Liabilities	39
Total current liabilities	109
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	109
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	1,388
Accumulated Other Comprehensive Income/(Loss)	(326)
Retained earnings	(174)
Total stockholders' equity	889
Noncontrolling interests	0
Total Equity	889
Total liabilities and equity	$ 997

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - "NASDAQ OMX Armenia" Open Joint Stock Compan
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 499
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	500
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	500
Operating Expenses	
Compensation and Benefits	214
Marketing and Advertising	0
Depreciation and amortization	17
Professional and contract services	7
Computer operations and data communications	(0)
Occupancy	11
Regulatory	2
General, administrative and other	43
Merger expenses	0
Total operating expenses	293
Operating Income	206
Interest income	(0)
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	206
Income tax provision	46
Net Income	161
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 161

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	0
Total Property and Equipment - Net	0
Goodwill	53,646
Other Intangibles	13,335
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	4,356
Total Assets	$ 71,337
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	286
Other Current Liabilities	0
Total current liabilities	286
Total Long Term Debt	0
Non Current Deferred Tax Liability	3,715
Non-current deferred revenue	0
Other liabilities	2,062
Total Liabilities	6,063
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	76,468
Accumulated Other Comprehensive Income/(Loss)	289
Retained earnings	(11,483)
Total stockholders' equity	65,274
Noncontrolling interests	0
Total Equity	65,274
Total liabilities and equity	$ 71,337

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Australia Holding Pty Ltd
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	0
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		0
Total Revenues		0
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		0
Operating Expenses		
Compensation and Benefits		0
Marketing and Advertising		0
Depreciation and amortization		1,046
Professional and contract services		0
Computer operations and data communications		0
Occupancy		0
Regulatory		0
General, administrative and other		0
Merger expenses		0
Total operating expenses		1,046
Operating Income		(1,046)
Interest income		0
Interest expense		0
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		(1,046)
Income tax provision		(130)
Net Income		(917)
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	(917)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Broker Services AB
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	11,961
Investments		7,687
Total Receivables - Net		2,545
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		115
Margin Deposits & Default Fund		0
Total Current Assets		22,308
Total Property and Equipment - Net		185
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		(33)
Long Term Restricted Cash		0
Other Long Term Assets		189
Total Assets	$	22,648
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	5,137
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		1,523
Deferred Revenue		1,098
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		35
Other Current Liabilities		102
Total current liabilities		7,895
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		36
Total Liabilities		7,931
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		14,283
Accumulated Other Comprehensive Income/(Loss)		102
Retained earnings		332
Total stockholders' equity		14,717
Noncontrolling interests		0
Total Equity		14,717
Total liabilities and equity	$	22,648

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Broker Services AB
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	21,284
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		4
Total Revenues		21,288
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		21,288
Operating Expenses		
Compensation and Benefits		4,516
Marketing and Advertising		18
Depreciation and amortization		87
Professional and contract services		3,067
Computer operations and data communications		7,734
Occupancy		318
Regulatory		42
General, administrative and other		976
Merger expenses		0
Total operating expenses		16,759
Operating Income		4,529
Interest income		164
Interest expense		(12)
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		(4)
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		4,677
Income tax provision		1,023
Net Income		3,654
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	3,654

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 203,098
Investments	93,598
Total Receivables - Net	7,516
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	8,553
Margin Deposits & Default Fund	1,961,024
Total Current Assets	2,273,790
Total Property and Equipment - Net	4,946
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	(212)
Long Term Restricted Cash	0
Other Long Term Assets	707,425
Total Assets	$ 2,985,950
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 114,002
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	937
Deferred Revenue	(98)
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	197
Other Current Liabilities	1,979,560
Total current liabilities	2,094,599
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	275
Total Liabilities	2,094,874
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	28,069
Additional Paid in Capital	1,112,909
Accumulated Other Comprehensive Income/(Loss)	240,022
Retained earnings	(489,924)
Total stockholders' equity	891,076
Noncontrolling interests	0
Total Equity	891,076
Total liabilities and equity	$ 2,985,950

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 103,893
Global Listing Services	20,668
Global Information Services	33,881
Corporate Solutions	24
Market Technology Revenues	11,906
Other Revenues	1,294
Total Revenues	171,667
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	171,667
Operating Expenses	
Compensation and Benefits	24,229
Marketing and Advertising	859
Depreciation and amortization	473
Professional and contract services	13,285
Computer operations and data communications	30,528
Occupancy	1,248
Regulatory	727
General, administrative and other	8,236
Merger expenses	2,776
Total operating expenses	82,360
Operating Income	89,307
Interest income	3,566
Interest expense	(483)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	(719)
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	91,671
Income tax provision	20,266
Net Income	71,405
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 71,405

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Copenhagen A/S
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	948
Investments		0
Total Receivables - Net		5,686
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		41,309
Margin Deposits & Default Fund		0
Total Current Assets		47,944
Total Property and Equipment - Net		254
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		113
Long Term Restricted Cash		0
Other Long Term Assets		1,198
Total Assets	$	49,508
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	333
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		2,298
Deferred Revenue		325
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		1,295
Total current liabilities		4,250
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		9,524
Total Liabilities		13,774
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		52,129
Accumulated Other Comprehensive Income/(Loss)		(731)
Retained earnings		(15,664)
Total stockholders' equity		35,734
Noncontrolling interests		0
Total Equity		35,734
Total liabilities and equity	$	49,508

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 14,758
Global Listing Services	14,127
Global Information Services	18,212
Corporate Solutions	1
Market Technology Revenues	0
Other Revenues	4,818
Total Revenues	51,915
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	51,915
Operating Expenses	
Compensation and Benefits	8,486
Marketing and Advertising	255
Depreciation and amortization	156
Professional and contract services	4,338
Computer operations and data communications	4,566
Occupancy	975
Regulatory	736
General, administrative and other	2,090
Merger expenses	244
Total operating expenses	21,847
Operating Income	30,068
Interest income	305
Interest expense	(1)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	30,372
Income tax provision	7,648
Net Income	22,724
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 22,724

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Corporate Solutions (India) Private Limited
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	696
Investments		0
Total Receivables - Net		111
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		51
Margin Deposits & Default Fund		0
Total Current Assets		857
Total Property and Equipment - Net		124
Goodwill		1,224
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		235
Total Assets	$	2,439
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	1,312
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		109
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		0
Total current liabilities		1,421
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		1,421
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		1,498
Accumulated Other Comprehensive Income/(Loss)		1
Retained earnings		(482)
Total stockholders' equity		1,018
Noncontrolling interests		0
Total Equity		1,018
Total liabilities and equity	$	2,439

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Corporate Solutions (India) Private Li
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	4
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	57
Computer operations and data communications	0
Occupancy	303
Regulatory	0
General, administrative and other	118
Merger expenses	0
Total operating expenses	482
Operating Income	(482)
Interest income	0
Interest expense	(0)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(482)
Income tax provision	0
Net Income	(482)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (482)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Corporate Solutions International Limited
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	5,904
Investments		0
Total Receivables - Net		18,793
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		584
Margin Deposits & Default Fund		0
Total Current Assets		25,281
Total Property and Equipment - Net		7,070
Goodwill		112,211
Other Intangibles		27,073
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		416
Total Assets	$	172,050
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	9,607
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		2,740
Deferred Revenue		3,879
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		408
Other Current Liabilities		23,926
Total current liabilities		40,560
Total Long Term Debt		0
Non Current Deferred Tax Liability		431
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		40,991
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		136,691
Accumulated Other Comprehensive Income/(Loss)		10,050
Retained earnings		(15,682)
Total stockholders' equity		131,059
Noncontrolling interests		0
Total Equity		131,059
Total liabilities and equity	$	172,050

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Corporate Solutions International Lim
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	41,018
Market Technology Revenues	0
Other Revenues	168
Total Revenues	41,186
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	41,186
Operating Expenses	
Compensation and Benefits	8,433
Marketing and Advertising	99
Depreciation and amortization	2,207
Professional and contract services	25,984
Computer operations and data communications	4,851
Occupancy	1,421
Regulatory	0
General, administrative and other	4,454
Merger expenses	1,467
Total operating expenses	48,916
Operating Income	(7,730)
Interest income	5
Interest expense	(52)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	(2,704)
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(10,481)
Income tax provision	78
Net Income	(10,559)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (10,559)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Derivatives A/S
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	15
Investments		0
Total Receivables - Net		42
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		93
Margin Deposits & Default Fund		0
Total Current Assets		150
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		3
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	153
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	15
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		(0)
Total current liabilities		15
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		662
Total Liabilities		676
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		952
Accumulated Other Comprehensive Income/(Loss)		(8)
Retained earnings		(1,467)
Total stockholders' equity		(523)
Noncontrolling interests		0
Total Equity		(523)
Total liabilities and equity	$	153

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Derivatives A/S
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	0
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		0
Total Revenues		0
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		0
Operating Expenses		
Compensation and Benefits		0
Marketing and Advertising		7
Depreciation and amortization		0
Professional and contract services		87
Computer operations and data communications		0
Occupancy		0
Regulatory		0
General, administrative and other		68
Merger expenses		0
Total operating expenses		162
Operating Income		(162)
Interest income		0
Interest expense		0
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		(162)
Income tax provision		(41)
Net Income		(121)
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	(121)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ (18,575)
Investments	0
Total Receivables - Net	5,255
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(26)
Margin Deposits & Default Fund	0
Total Current Assets	(13,346)
Total Property and Equipment - Net	20,306
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	(99)
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 6,861
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 654
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	5,497
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	89
Other Current Liabilities	(494)
Total current liabilities	5,747
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	5,747
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	142
Accumulated Other Comprehensive Income/(Loss)	(796)
Retained earnings	1,768
Total stockholders' equity	1,114
Noncontrolling interests	0
Total Equity	1,114
Total liabilities and equity	$ 6,861

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ (0)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	42,305
Other Revenues	1,983
Total Revenues	44,289
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	44,289
Operating Expenses	
Compensation and Benefits	13,308
Marketing and Advertising	13
Depreciation and amortization	3,080
Professional and contract services	2,090
Computer operations and data communications	23,098
Occupancy	996
Regulatory	0
General, administrative and other	592
Merger expenses	0
Total operating expenses	43,177
Operating Income	1,112
Interest income	1
Interest expense	(277)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	836
Income tax provision	191
Net Income	644
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 644

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Europe Ltd
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	7,390
Investments		0
Total Receivables - Net		4,170
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		504
Margin Deposits & Default Fund		0
Total Current Assets		12,064
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	12,064
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	3,102
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		511
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		(673)
Total current liabilities		2,939
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		2,939
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		38,963
Accumulated Other Comprehensive Income/(Loss)		595
Retained earnings		(30,433)
Total stockholders' equity		9,125
Noncontrolling interests		0
Total Equity		9,125
Total liabilities and equity	$	12,064

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Europe Ltd
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	0
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		5,134
Total Revenues		5,134
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		5,134
Operating Expenses		
Compensation and Benefits		4,342
Marketing and Advertising		108
Depreciation and amortization		0
Professional and contract services		279
Computer operations and data communications		42
Occupancy		70
Regulatory		0
General, administrative and other		1,481
Merger expenses		0
Total operating expenses		6,321
Operating Income		(1,187)
Interest income		0
Interest expense		0
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		(1,187)
Income tax provision		0
Net Income		(1,187)
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	(1,187)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX France SAS
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	125
Investments		0
Total Receivables - Net		846
Current Deferred Tax		68
Current Restricted Cash		0
Other Current Assets		5,563
Margin Deposits & Default Fund		0
Total Current Assets		6,602
Total Property and Equipment - Net		358
Goodwill		0
Other Intangibles		(0)
Non Current Deferred Taxes		1,036
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	7,996
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	220
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		881
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		2,157
Other Current Liabilities		1,914
Total current liabilities		5,171
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		5,171
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		0
Accumulated Other Comprehensive Income/(Loss)		107
Retained earnings		2,718
Total stockholders' equity		2,824
Noncontrolling interests		0
Total Equity		2,824
Total liabilities and equity	$	7,996

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX France SAS
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	665
Market Technology Revenues	0
Other Revenues	3,000
Total Revenues	3,665
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	3,665
Operating Expenses	
Compensation and Benefits	2,155
Marketing and Advertising	3
Depreciation and amortization	32
Professional and contract services	115
Computer operations and data communications	0
Occupancy	337
Regulatory	0
General, administrative and other	108
Merger expenses	24
Total operating expenses	2,773
Operating Income	892
Interest income	0
Interest expense	(8)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	2,661
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	3,546
Income tax provision	828
Net Income	2,718
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 2,718

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 152
Investments	0
Total Receivables - Net	147
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1,373
Margin Deposits & Default Fund	0
Total Current Assets	1,672
Total Property and Equipment - Net	62
Goodwill	566
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	(8)
Total Assets	$ 2,292
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 932
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	552
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	16
Total current liabilities	1,501
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	541
Total Liabilities	2,042
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	(1)
Additional Paid in Capital	316
Accumulated Other Comprehensive Income/(Loss)	(4)
Retained earnings	(61)
Total stockholders' equity	251
Noncontrolling interests	0
Total Equity	251
Total liabilities and equity	$ 2,292

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	5,615
Total Revenues	5,615
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	5,615
Operating Expenses	
Compensation and Benefits	4,060
Marketing and Advertising	2
Depreciation and amortization	2
Professional and contract services	183
Computer operations and data communications	374
Occupancy	382
Regulatory	0
General, administrative and other	270
Merger expenses	5
Total operating expenses	5,279
Operating Income	336
Interest income	0
Interest expense	(2)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	(281)
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	53
Income tax provision	114
Net Income	(61)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (61)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 3,833
Investments	0
Total Receivables - Net	4,658
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	49,279
Margin Deposits & Default Fund	0
Total Current Assets	57,770
Total Property and Equipment - Net	138
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	54
Long Term Restricted Cash	0
Other Long Term Assets	8,587
Total Assets	$ 66,549
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 589
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,286
Deferred Revenue	4
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	39,470
Total current liabilities	41,348
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	41,348
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	(7,893)
Accumulated Other Comprehensive Income/(Loss)	(8,400)
Retained earnings	41,429
Total stockholders' equity	25,136
Noncontrolling interests	66
Total Equity	25,201
Total liabilities and equity	$ 66,549

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 19,095
Global Listing Services	7,062
Global Information Services	15,167
Corporate Solutions	162
Market Technology Revenues	0
Other Revenues	2,216
Total Revenues	43,701
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	43,701
Operating Expenses	
Compensation and Benefits	4,563
Marketing and Advertising	148
Depreciation and amortization	44
Professional and contract services	3,016
Computer operations and data communications	4,198
Occupancy	437
Regulatory	406
General, administrative and other	2,784
Merger expenses	0
Total operating expenses	15,596
Operating Income	28,106
Interest income	15
Interest expense	(3)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	(28,544)
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(427)
Income tax provision	(87)
Net Income	(339)
Net (income) expense attributable to noncontrolling interests	(12)
Net income attributable to Company	$ (351)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ (4,620)
Investments	0
Total Receivables - Net	3,500,628
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(64,803)
Margin Deposits & Default Fund	0
Total Current Assets	3,431,205
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	19,780
Long Term Restricted Cash	0
Other Long Term Assets	(4,157,748)
Total Assets	$ (706,763)
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 20,688
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	703
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	12
Other Current Liabilities	858
Total current liabilities	22,262
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	22,262
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	(4,145,107)
Accumulated Other Comprehensive Income/(Loss)	3,794,149
Retained earnings	(378,067)
Total stockholders' equity	(729,025)
Noncontrolling interests	0
Total Equity	(729,025)
Total liabilities and equity	$ (706,763)

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Holding AB
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	0
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		2,844
Total Revenues		2,844
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		2,844
Operating Expenses		
Compensation and Benefits		2,816
Marketing and Advertising		14
Depreciation and amortization		0
Professional and contract services		667
Computer operations and data communications		121
Occupancy		121
Regulatory		1
General, administrative and other		1,709
Merger expenses		53
Total operating expenses		5,500
Operating Income		(2,656)
Interest income		0
Interest expense		(51)
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		(2,707)
Income tax provision		(15,780)
Net Income		13,073
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	13,073

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Holding Denmark A/S
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	340
Investments		0
Total Receivables - Net		1,062
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		52,771
Margin Deposits & Default Fund		0
Total Current Assets		54,173
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		52,129
Total Assets	$	106,302
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	15
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		176,083
Total current liabilities		176,099
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		176,099
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		(66,045)
Accumulated Other Comprehensive Income/(Loss)		7,478
Retained earnings		(11,230)
Total stockholders' equity		(69,797)
Noncontrolling interests		0
Total Equity		(69,797)
Total liabilities and equity	$	106,302

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Holding Denmark A/S
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	0
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		0
Total Revenues		0
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		0
Operating Expenses		
Compensation and Benefits		0
Marketing and Advertising		0
Depreciation and amortization		0
Professional and contract services		16
Computer operations and data communications		0
Occupancy		0
Regulatory		0
General, administrative and other		0
Merger expenses		0
Total operating expenses		17
Operating Income		(17)
Interest income		1,094
Interest expense		(6,411)
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		(5,334)
Income tax provision		(1,128)
Net Income		(4,206)
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	(4,206)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Holding Luxembourg Sàrl
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	1,026
Investments		0
Total Receivables - Net		155
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		1,331,480
Margin Deposits & Default Fund		0
Total Current Assets		1,332,661
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		3,209,750
Total Assets	$	4,542,410
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	238
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		1,351
Total current liabilities		1,589
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		4,712,199
Total Liabilities		4,713,788
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		(223,402)
Accumulated Other Comprehensive Income/(Loss)		(121,095)
Retained earnings		173,119
Total stockholders' equity		(171,378)
Noncontrolling interests		0
Total Equity		(171,378)
Total liabilities and equity	$	4,542,410

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Holding Luxembourg Sàrl
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	152
Computer operations and data communications	0
Occupancy	16
Regulatory	0
General, administrative and other	3
Merger expenses	0
Total operating expenses	171
Operating Income	(171)
Interest income	71,360
Interest expense	(24)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	71,165
Income tax provision	0
Net Income	71,165
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 71,165

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Iceland hf
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	1,700
Investments		0
Total Receivables - Net		555
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		5,129
Margin Deposits & Default Fund		0
Total Current Assets		7,384
Total Property and Equipment - Net		17
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		(1)
Long Term Restricted Cash		0
Other Long Term Assets		2
Total Assets	$	7,402
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	3,277
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		436
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		14
Other Current Liabilities		160
Total current liabilities		3,887
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		3,887
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		10,890
Accumulated Other Comprehensive Income/(Loss)		(6,099)
Retained earnings		(1,275)
Total stockholders' equity		3,515
Noncontrolling interests		0
Total Equity		3,515
Total liabilities and equity	$	7,402

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Iceland hf
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 2,534
Global Listing Services	1,008
Global Information Services	220
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	183
Total Revenues	3,944
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	3,944
Operating Expenses	
Compensation and Benefits	2,112
Marketing and Advertising	67
Depreciation and amortization	0
Professional and contract services	163
Computer operations and data communications	815
Occupancy	198
Regulatory	36
General, administrative and other	176
Merger expenses	0
Total operating expenses	3,568
Operating Income	377
Interest income	303
Interest expense	(0)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	45
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	725
Income tax provision	173
Net Income	551
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 551

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Korea Ltd
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	254
Investments		0
Total Receivables - Net		320
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		18
Margin Deposits & Default Fund		0
Total Current Assets		592
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	592
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	17
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		22
Deferred Revenue		135
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		90
Total current liabilities		264
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		264
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		93
Additional Paid in Capital		3
Accumulated Other Comprehensive Income/(Loss)		1
Retained earnings		231
Total stockholders' equity		328
Noncontrolling interests		0
Total Equity		328
Total liabilities and equity	$	592

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Korea Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	350
Market Technology Revenues	0
Other Revenues	96
Total Revenues	446
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	446
Operating Expenses	
Compensation and Benefits	138
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	13
Computer operations and data communications	0
Occupancy	3
Regulatory	0
General, administrative and other	18
Merger expenses	0
Total operating expenses	173
Operating Income	273
Interest income	0
Interest expense	(1)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	(3)
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	270
Income tax provision	38
Net Income	231
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 231

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX NLX Ltd
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	9,828
Investments		0
Total Receivables - Net		(1,586)
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		16,677
Margin Deposits & Default Fund		0
Total Current Assets		24,919
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	24,919
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	1,530
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		667
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		1,455
Total current liabilities		3,651
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		3,651
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		(40)
Additional Paid in Capital		53,200
Accumulated Other Comprehensive Income/(Loss)		3,013
Retained earnings		(34,905)
Total stockholders' equity		21,267
Noncontrolling interests		0
Total Equity		21,267
Total liabilities and equity	$	24,919

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX NLX Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ (7,408)
Global Listing Services	0
Global Information Services	(11)
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	(7,419)
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	(7,419)
Operating Expenses	
Compensation and Benefits	2,532
Marketing and Advertising	268
Depreciation and amortization	0
Professional and contract services	7,022
Computer operations and data communications	95
Occupancy	72
Regulatory	0
General, administrative and other	9,729
Merger expenses	0
Total operating expenses	19,719
Operating Income	(27,137)
Interest income	59
Interest expense	(10)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(27,089)
Income tax provision	0
Net Income	(27,089)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (27,089)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Nordic Ltd.
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	7,323
Investments		0
Total Receivables - Net		6,587
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		68,430
Margin Deposits & Default Fund		0
Total Current Assets		82,339
Total Property and Equipment - Net		216
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		(418)
Long Term Restricted Cash		0
Other Long Term Assets		833,158
Total Assets	$	915,296
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	14,631
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		499
Deferred Revenue		3,223
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		41,101
Total current liabilities		59,454
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		59,454
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		42,121
Additional Paid in Capital		1,104,359
Accumulated Other Comprehensive Income/(Loss)		47,363
Retained earnings		(338,288)
Total stockholders' equity		855,554
Noncontrolling interests		288
Total Equity		855,842
Total liabilities and equity	$	915,296

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Nordic Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 5
Global Listing Services	32
Global Information Services	0
Corporate Solutions	12,305
Market Technology Revenues	0
Other Revenues	2,697
Total Revenues	15,040
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	15,040
Operating Expenses	
Compensation and Benefits	1,771
Marketing and Advertising	22
Depreciation and amortization	154
Professional and contract services	2,323
Computer operations and data communications	4,263
Occupancy	619
Regulatory	9
General, administrative and other	1,954
Merger expenses	0
Total operating expenses	11,116
Operating Income	3,924
Interest income	36
Interest expense	(7,159)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	4,267
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	1,068
Income tax provision	292
Net Income	777
Net (income) expense attributable to noncontrolling interests	(84)
Net income attributable to Company	$ 692

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Oslo ASA
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	1,490
Investments		0
Total Receivables - Net		4,681
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		25,275
Margin Deposits & Default Fund		0
Total Current Assets		31,446
Total Property and Equipment - Net		865
Goodwill		192,518
Other Intangibles		69,455
Non Current Deferred Taxes		70
Long Term Restricted Cash		0
Other Long Term Assets		39,304
Total Assets	$	333,657
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	437
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		1,614
Deferred Revenue		(3)
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		5,087
Total current liabilities		7,134
Total Long Term Debt		0
Non Current Deferred Tax Liability		18,510
Non-current deferred revenue		0
Other liabilities		40
Total Liabilities		25,683
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		706,864
Accumulated Other Comprehensive Income/(Loss)		(432,124)
Retained earnings		33,233
Total stockholders' equity		307,973
Noncontrolling interests		0
Total Equity		307,973
Total liabilities and equity	$	333,657

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Oslo ASA
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	27,429
Global Listing Services		0
Global Information Services		1,800
Corporate Solutions		0
Market Technology Revenues		1
Other Revenues		2,181
Total Revenues		31,412
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		31,412
Operating Expenses		
Compensation and Benefits		1,729
Marketing and Advertising		251
Depreciation and amortization		4,679
Professional and contract services		2,386
Computer operations and data communications		4,998
Occupancy		1,360
Regulatory		100
General, administrative and other		917
Merger expenses		15
Total operating expenses		16,436
Operating Income		14,976
Interest income		309
Interest expense		(1)
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		15,284
Income tax provision		3,695
Net Income		11,590
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	11,590

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Riga, AS
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	3,020
Investments		0
Total Receivables - Net		470
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		21
Margin Deposits & Default Fund		0
Total Current Assets		3,511
Total Property and Equipment - Net		18
Goodwill		1
Other Intangibles		0
Non Current Deferred Taxes		9
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	3,538
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	9
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		77
Deferred Revenue		5
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		379
Total current liabilities		468
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		468
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		(375)
Additional Paid in Capital		3,962
Accumulated Other Comprehensive Income/(Loss)		41
Retained earnings		(490)
Total stockholders' equity		3,139
Noncontrolling interests		(69)
Total Equity		3,069
Total liabilities and equity	$	3,538

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 365
Global Listing Services	527
Global Information Services	27
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	530
Total Revenues	1,449
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	1,449
Operating Expenses	
Compensation and Benefits	446
Marketing and Advertising	20
Depreciation and amortization	7
Professional and contract services	121
Computer operations and data communications	335
Occupancy	61
Regulatory	24
General, administrative and other	124
Merger expenses	0
Total operating expenses	1,139
Operating Income	310
Interest income	0
Interest expense	(0)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	1
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	310
Income tax provision	56
Net Income	254
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 254

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX (South East Asia & Pacific) Pte.Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 499
Investments	0
Total Receivables - Net	1,893
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	11,411
Margin Deposits & Default Fund	0
Total Current Assets	13,803
Total Property and Equipment - Net	182
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 13,985
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 66
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	563
Deferred Revenue	1,738
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	205
Total current liabilities	2,573
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	2,573
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	1,012
Accumulated Other Comprehensive Income/(Loss)	776
Retained earnings	9,624
Total stockholders' equity	11,412
Noncontrolling interests	0
Total Equity	11,412
Total liabilities and equity	$ 13,985

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX (South East Asia & Pacific) Pte.Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	6,994
Other Revenues	783
Total Revenues	7,776
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	7,776
Operating Expenses	
Compensation and Benefits	2,485
Marketing and Advertising	56
Depreciation and amortization	31
Professional and contract services	4,483
Computer operations and data communications	24
Occupancy	208
Regulatory	0
General, administrative and other	173
Merger expenses	63
Total operating expenses	7,523
Operating Income	253
Interest income	19
Interest expense	(5)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	268
Income tax provision	(99)
Net Income	366
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 366

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 105,264
Investments	39,542
Total Receivables - Net	23,710
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	3,066
Margin Deposits & Default Fund	0
Total Current Assets	171,583
Total Property and Equipment - Net	511
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	(20)
Long Term Restricted Cash	0
Other Long Term Assets	8
Total Assets	$ 172,081
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 39,370
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	9,130
Deferred Revenue	12,240
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	255
Other Current Liabilities	17,547
Total current liabilities	78,542
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	78,542
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	12,974
Accumulated Other Comprehensive Income/(Loss)	(1,532)
Retained earnings	82,098
Total stockholders' equity	93,539
Noncontrolling interests	0
Total Equity	93,539
Total liabilities and equity	$ 172,081

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 27,726
Global Listing Services	10,785
Global Information Services	15,930
Corporate Solutions	24
Market Technology Revenues	6,084
Other Revenues	752
Total Revenues	61,301
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	61,301
Operating Expenses	
Compensation and Benefits	8,103
Marketing and Advertising	274
Depreciation and amortization	71
Professional and contract services	3,261
Computer operations and data communications	10,157
Occupancy	496
Regulatory	6
General, administrative and other	2,668
Merger expenses	529
Total operating expenses	25,565
Operating Income	35,736
Interest income	353
Interest expense	(1)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	262
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	36,350
Income tax provision	7,976
Net Income	28,373
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 28,373

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Tallinn AS
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		0
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		0
Margin Deposits & Default Fund		0
Total Current Assets		0
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	0
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	0
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		0
Total current liabilities		0
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		0
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		2,044
Accumulated Other Comprehensive Income/(Loss)		(2,025)
Retained earnings		(20)
Total stockholders' equity		0
Noncontrolling interests		0
Total Equity		0
Total liabilities and equity	$	0

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	0
Income tax provision	0
Net Income	0
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Nord Pool AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	0
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 0
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	0
Total current liabilities	0
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	0
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	15
Accumulated Other Comprehensive Income/(Loss)	(13)
Retained earnings	(2)
Total stockholders' equity	0
Noncontrolling interests	0
Total Equity	0
Total liabilities and equity	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Nord Pool AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	(30)
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(30)
Income tax provision	0
Net Income	(30)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (30)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NOS Clearing ASA
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	41,652
Investments		0
Total Receivables - Net		3
Current Deferred Tax		121
Current Restricted Cash		0
Other Current Assets		1,259
Margin Deposits & Default Fund		0
Total Current Assets		43,035
Total Property and Equipment - Net		139
Goodwill		0
Other Intangibles		1,142
Non Current Deferred Taxes		393
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	44,709
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	900
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		2,120
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		2
Other Current Liabilities		(117)
Total current liabilities		2,905
Total Long Term Debt		0
Non Current Deferred Tax Liability		320
Non-current deferred revenue		0
Other liabilities		433
Total Liabilities		3,657
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		39,298
Accumulated Other Comprehensive Income/(Loss)		(819)
Retained earnings		2,573
Total stockholders' equity		41,052
Noncontrolling interests		0
Total Equity		41,052
Total liabilities and equity	$	44,709

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NOS Clearing ASA
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 8,732
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	8,732
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	8,732
Operating Expenses	
Compensation and Benefits	4,312
Marketing and Advertising	62
Depreciation and amortization	358
Professional and contract services	1,431
Computer operations and data communications	1,643
Occupancy	768
Regulatory	102
General, administrative and other	987
Merger expenses	992
Total operating expenses	10,654
Operating Income	(1,923)
Interest income	1,245
Interest expense	(793)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(1,470)
Income tax provision	(407)
Net Income	(1,063)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (1,063)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX AB
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	(490,964)
Investments		0
Total Receivables - Net		140,087
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		16,072
Margin Deposits & Default Fund		0
Total Current Assets		(334,806)
Total Property and Equipment - Net		774
Goodwill		4,370
Other Intangibles		0
Non Current Deferred Taxes		1,899
Long Term Restricted Cash		0
Other Long Term Assets		(3,138,834)
Total Assets	$	(3,466,597)
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	6,902
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		3,284
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		223
Other Current Liabilities		506,532
Total current liabilities		516,941
Total Long Term Debt		0
Non Current Deferred Tax Liability		2
Non-current deferred revenue		0
Other liabilities		4,792
Total Liabilities		521,735
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		15
Additional Paid in Capital		(4,189,844)
Accumulated Other Comprehensive Income/(Loss)		219,377
Retained earnings		(17,880)
Total stockholders' equity		(3,988,332)
Noncontrolling interests		0
Total Equity		(3,988,332)
Total liabilities and equity	$	(3,466,597)

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	19,477
Total Revenues	19,477
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	19,477
Operating Expenses	
Compensation and Benefits	9,303
Marketing and Advertising	286
Depreciation and amortization	1,078
Professional and contract services	3,798
Computer operations and data communications	235
Occupancy	11,025
Regulatory	0
General, administrative and other	971
Merger expenses	682
Total operating expenses	27,379
Operating Income	(7,902)
Interest income	267
Interest expense	(14,350)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	17
Income from unconsolidated investees, net	(1,531)
Impairment Loss	0
FX Operating	0
Income before income taxes	(23,499)
Income tax provision	(4,585)
Net Income	(18,914)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (18,914)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Capital Insurance AG
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	108,136
Investments		0
Total Receivables - Net		0
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		0
Margin Deposits & Default Fund		0
Total Current Assets		108,136
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	108,136
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	956
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		12,485
Total current liabilities		13,441
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		13,441
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		151,611
Accumulated Other Comprehensive Income/(Loss)		(15,551)
Retained earnings		(41,366)
Total stockholders' equity		94,695
Noncontrolling interests		0
Total Equity		94,695
Total liabilities and equity	$	108,136

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Capital Insurance AG
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	818
Total Revenues	818
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	818
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	231
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	318
Merger expenses	0
Total operating expenses	549
Operating Income	269
Interest income	816
Interest expense	(26)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	37
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	2
Income before income taxes	1,099
Income tax provision	(4,914)
Net Income	6,013
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 6,013

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 1,220
Investments	0
Total Receivables - Net	86
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1,939
Margin Deposits & Default Fund	0
Total Current Assets	3,245
Total Property and Equipment - Net	349
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	10
Total Assets	$ 3,604
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 299
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	782
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	66
Total current liabilities	1,147
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	1,147
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	1,470
Accumulated Other Comprehensive Income/(Loss)	60
Retained earnings	927
Total stockholders' equity	2,457
Noncontrolling interests	0
Total Equity	2,457
Total liabilities and equity	$ 3,604

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	7,476
Total Revenues	7,476
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	7,476
Operating Expenses	
Compensation and Benefits	4,744
Marketing and Advertising	61
Depreciation and amortization	8
Professional and contract services	269
Computer operations and data communications	12
Occupancy	816
Regulatory	0
General, administrative and other	651
Merger expenses	409
Total operating expenses	6,969
Operating Income	508
Interest income	1
Interest expense	(0)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	508
Income tax provision	83
Net Income	425
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 425

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Netherlands BV
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	11
Investments		0
Total Receivables - Net		1
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		0
Margin Deposits & Default Fund		0
Total Current Assets		13
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		(5,857)
Total Assets	$	(5,844)
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	332
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		0
Total current liabilities		332
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities.		0
Total Liabilities		332
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		(0)
Additional Paid in Capital		(4,620)
Accumulated Other Comprehensive Income/(Loss)		(1,312)
Retained earnings		(243)
Total stockholders' equity		(6,176)
Noncontrolling interests		0
Total Equity		(6,176)
Total liabilities and equity	$	(5,844)

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Netherlands BV
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	16
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	13
Computer operations and data communications	0
Occupancy	9
Regulatory	0
General, administrative and other	(1)
Merger expenses	0
Total operating expenses	37
Operating Income	(37)
Interest income	0
Interest expense	(0)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(37)
Income tax provision	0
Net Income	(37)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (37)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Netherlands Holding BV
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	44
Investments		0
Total Receivables - Net		3,291
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		520
Margin Deposits & Default Fund		0
Total Current Assets		3,855
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		149,068
Total Assets	$	152,924
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	6
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		37,346
Total current liabilities		37,351
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		12,347
Total Liabilities		49,699
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		24
Additional Paid in Capital		(4,795)
Accumulated Other Comprehensive Income/(Loss)		76,112
Retained earnings		31,884
Total stockholders' equity		103,225
Noncontrolling interests		0
Total Equity		103,225
Total liabilities and equity	$	152,924

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Netherlands Holding BV
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	16
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	33
Computer operations and data communications	0
Occupancy	9
Regulatory	0
General, administrative and other	(259)
Merger expenses	(7,902)
Total operating expenses	(8,104)
Operating Income	8,104
Interest income	8
Interest expense	(824)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	7,289
Income tax provision	0
Net Income	7,289
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 7,289

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 3,199
Investments	0
Total Receivables - Net	4,375
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	673
Margin Deposits & Default Fund	0
Total Current Assets	8,247
Total Property and Equipment - Net	1,522
Goodwill	11,846
Other Intangibles	3,596
Non Current Deferred Taxes	861
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 26,072
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 625
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	3,718
Deferred Revenue	1,356
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	11,985
Total current liabilities	17,684
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	17,684
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	1,694
Accumulated Other Comprehensive Income/(Loss)	(695)
Retained earnings	7,390
Total stockholders' equity	8,389
Noncontrolling interests	0
Total Equity	8,389
Total liabilities and equity	$ 26,072

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	2,708
Market Technology Revenues	0
Other Revenues	19,319
Total Revenues	22,026
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	22,026
Operating Expenses	
Compensation and Benefits	15,221
Marketing and Advertising	54
Depreciation and amortization	623
Professional and contract services	1,115
Computer operations and data communications	558
Occupancy	1,932
Regulatory	0
General, administrative and other	1,305
Merger expenses	263
Total operating expenses	21,070
Operating Income	956
Interest income	142
Interest expense	(106)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	992
Income tax provision	213
Net Income	779
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 779

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology AB
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	18,717
Investments		0
Total Receivables - Net		58,182
Current Deferred Tax		(574)
Current Restricted Cash		0
Other Current Assets		64,381
Margin Deposits & Default Fund		0
Total Current Assets		140,705
Total Property and Equipment - Net		48,832
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		12,360
Long Term Restricted Cash		0
Other Long Term Assets		189,226
Total Assets	$	391,124
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	7,995
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		14,848
Deferred Revenue		44,492
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		7,643
Other Current Liabilities		26,691
Total current liabilities		101,669
Total Long Term Debt		0
Non Current Deferred Tax Liability		(63)
Non-current deferred revenue		70,497
Other liabilities		308
Total Liabilities		172,411
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		82,786
Accumulated Other Comprehensive Income/(Loss)		35,316
Retained earnings		100,612
Total stockholders' equity		218,714
Noncontrolling interests		0
Total Equity		218,714
Total liabilities and equity	$	391,124

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ (12)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	179,683
Other Revenues	8,964
Total Revenues	188,635
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	188,635
Operating Expenses	
Compensation and Benefits	49,182
Marketing and Advertising	687
Depreciation and amortization	13,801
Professional and contract services	46,076
Computer operations and data communications	16,330
Occupancy	9,822
Regulatory	0
General, administrative and other	20,838
Merger expenses	828
Total operating expenses	157,564
Operating Income	31,071
Interest income	259
Interest expense	(253)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	148
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	31,225
Income tax provision	8,522
Net Income	22,703
Net (income) expense attributable to noncontrolling interests	(0)
Net income attributable to Company	$ 22,702

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 603
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	798
Margin Deposits & Default Fund	0
Total Current Assets	1,401
Total Property and Equipment - Net	58
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	5
Total Assets	$ 1,464
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 78
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	203
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	(21)
Total current liabilities	260
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	260
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	703
Accumulated Other Comprehensive Income/(Loss)	(56)
Retained earnings	557
Total stockholders' equity	1,204
Noncontrolling interests	0
Total Equity	1,204
Total liabilities and equity	$ 1,464

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	1,703
Total Revenues	1,703
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	1,703
Operating Expenses	
Compensation and Benefits	1,271
Marketing and Advertising	0
Depreciation and amortization	36
Professional and contract services	43
Computer operations and data communications	122
Occupancy	183
Regulatory	0
General, administrative and other	52
Merger expenses	0
Total operating expenses	1,708
Operating Income	(4)
Interest income	8
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	4
Income tax provision	5
Net Income	(1)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (1)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 447
Investments	0
Total Receivables - Net	284
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	15,177
Margin Deposits & Default Fund	0
Total Current Assets	15,908
Total Property and Equipment - Net	99
Goodwill	0
Other Intangibles	357
Non Current Deferred Taxes	(2,345)
Long Term Restricted Cash	0
Other Long Term Assets	765
Total Assets	$ 14,784
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 381
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	273
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	1,235
Other Current Liabilities	33
Total current liabilities	1,922
Total Long Term Debt	0
Non Current Deferred Tax Liability	256
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	2,178
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	5,622
Accumulated Other Comprehensive Income/(Loss)	(2,396)
Retained earnings	9,380
Total stockholders' equity	12,606
Noncontrolling interests	0
Total Equity	12,606
Total liabilities and equity	$ 14,784

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 34
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	1,898
Total Revenues	1,932
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	1,932
Operating Expenses	
Compensation and Benefits	(284)
Marketing and Advertising	9
Depreciation and amortization	126
Professional and contract services	457
Computer operations and data communications	51
Occupancy	142
Regulatory	0
General, administrative and other	67
Merger expenses	0
Total operating expenses	566
Operating Income	1,366
Interest income	233
Interest expense	(0)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	(9)
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	1,590
Income tax provision	442
Net Income	1,148
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 1,148

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology (Ireland) Ltd.
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	169
Investments		0
Total Receivables - Net		21
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		769
Margin Deposits & Default Fund		0
Total Current Assets		960
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	960
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	50
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		523
Total current liabilities		573
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		573
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		1,257
Accumulated Other Comprehensive Income/(Loss)		(576)
Retained earnings		(295)
Total stockholders' equity		386
Noncontrolling interests		0
Total Equity		386
Total liabilities and equity	$	960

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Technology (Ireland) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	0
Income tax provision	0
Net Income	0
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology Italy Srl
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	450
Investments		0
Total Receivables - Net		76
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		1,027
Margin Deposits & Default Fund		0
Total Current Assets		1,553
Total Property and Equipment - Net		18
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	1,571
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	20
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		495
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		142
Total current liabilities		657
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		657
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		1
Additional Paid in Capital		149
Accumulated Other Comprehensive Income/(Loss)		(58)
Retained earnings		822
Total stockholders' equity		914
Noncontrolling interests		0
Total Equity		914
Total liabilities and equity	$	1,571

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	1,282
Other Revenues	0
Total Revenues	1,282
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	1,282
Operating Expenses	
Compensation and Benefits	852
Marketing and Advertising	29
Depreciation and amortization	8
Professional and contract services	50
Computer operations and data communications	11
Occupancy	61
Regulatory	0
General, administrative and other	128
Merger expenses	0
Total operating expenses	1,139
Operating Income	143
Interest income	11
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	154
Income tax provision	73
Net Income	81
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 81

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology Japan Ltd
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	379
Investments		0
Total Receivables - Net		32
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		651
Margin Deposits & Default Fund		0
Total Current Assets		1,063
Total Property and Equipment - Net		3
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	1,066
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	37
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		295
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		(23)
Total current liabilities		309
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		309
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		841
Accumulated Other Comprehensive Income/(Loss)		(149)
Retained earnings		65
Total stockholders' equity		757
Noncontrolling interests		0
Total Equity		757
Total liabilities and equity	$	1,066

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Technology Japan Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	2,012
Total Revenues	2,012
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	2,012
Operating Expenses	
Compensation and Benefits	1,591
Marketing and Advertising	54
Depreciation and amortization	2
Professional and contract services	42
Computer operations and data communications	2
Occupancy	285
Regulatory	0
General, administrative and other	111
Merger expenses	0
Total operating expenses	2,086
Operating Income	(74)
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(74)
Income tax provision	1
Net Income	(75)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (75)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 86
Investments	0
Total Receivables - Net	2
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	4,616
Margin Deposits & Default Fund	0
Total Current Assets	4,705
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 4,705
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 86
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	8
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	(1)
Total current liabilities	92
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	92
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	(26,407)
Accumulated Other Comprehensive Income/(Loss)	12,939
Retained earnings	18,081
Total stockholders' equity	4,612
Noncontrolling interests	0
Total Equity	4,612
Total liabilities and equity	$ 4,705

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Technology Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	13
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	13
Income tax provision	0
Net Income	13
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 13

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology (UK) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	0
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	(35,486)
Total Assets	$ (35,486)
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 2
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	692
Total current liabilities	694
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	694
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	(29,000)
Accumulated Other Comprehensive Income/(Loss)	(24,090)
Retained earnings	16,910
Total stockholders' equity	(36,180)
Noncontrolling interests	0
Total Equity	(36,180)
Total liabilities and equity	$ (35,486)

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Technology (UK) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	0
Income tax provision	0
Net Income	0
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 202,458
Investments	20,619
Total Receivables - Net	6,109
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	184,193
Margin Deposits & Default Fund	0
Total Current Assets	413,380
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	(13)
Long Term Restricted Cash	0
Other Long Term Assets	926,249
Total Assets	$ 1,339,616
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 9,463
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	376
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	32
Other Current Liabilities	267,639
Total current liabilities	277,511
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	58
Total Liabilities	277,569
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	968,173
Accumulated Other Comprehensive Income/(Loss)	18,845
Retained earnings	75,029
Total stockholders' equity	1,062,047
Noncontrolling interests	0
Total Equity	1,062,047
Total liabilities and equity	$ 1,339,616

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	372
Total Revenues	372
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	372
Operating Expenses	
Compensation and Benefits	1,403
Marketing and Advertising	4
Depreciation and amortization	0
Professional and contract services	465
Computer operations and data communications	261
Occupancy	100
Regulatory	0
General, administrative and other	537
Merger expenses	495
Total operating expenses	3,265
Operating Income	(2,893)
Interest income	12,976
Interest expense	(7,627)
Gain (loss) on sale of strategic initiatives	8,323
Dividend and investment income	(196)
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	9
Income before income taxes	10,592
Income tax provision	1,928
Net Income	8,664
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 8,664

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Treasury Euro AB
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	(2)
Investments		0
Total Receivables - Net		0
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		682,041
Margin Deposits & Default Fund		0
Total Current Assets		682,038
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		5,253
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	687,291
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	29,849
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		29
Total current liabilities		29,878
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		29,878
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		700,090
Accumulated Other Comprehensive Income/(Loss)		(76,694)
Retained earnings		34,017
Total stockholders' equity		657,412
Noncontrolling interests		0
Total Equity		657,412
Total liabilities and equity	$	687,291

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	3
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	(544)
Merger expenses	0
Total operating expenses	(541)
Operating Income	541
Interest income	17,465
Interest expense	(4)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	18,002
Income tax provision	3,821
Net Income	14,180
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 14,180

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Treasury Euro Holding AB
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	(531)
Investments		0
Total Receivables - Net		132
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		1
Margin Deposits & Default Fund		0
Total Current Assets		(398)
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		2
Long Term Restricted Cash		0
Other Long Term Assets		700,073
Total Assets	$	699,677
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	3
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		(1)
Total current liabilities		2
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		2
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		699,634
Accumulated Other Comprehensive Income/(Loss)		14
Retained earnings		27
Total stockholders' equity		699,675
Noncontrolling interests		0
Total Equity		699,675
Total liabilities and equity	$	699,677

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	3
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	3
Operating Income	(3)
Interest income	0
Interest expense	(7)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(11)
Income tax provision	(2)
Net Income	(8)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (8)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Quictus Advice K & W nr 505 AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	0
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 0
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	0
Total current liabilities	0
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	0
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	(15)
Additional Paid in Capital	14
Accumulated Other Comprehensive Income/(Loss)	4
Retained earnings	(3)
Total stockholders' equity	0
Noncontrolling interests	0
Total Equity	0
Total liabilities and equity	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Quietus Advice K & W nr 505 AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	0
Income tax provision	0
Net Income	0
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	5,411
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	5,411
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 5,411
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 3,751
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	45
Deferred Revenue	22
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	(2)
Total current liabilities	3,816
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	3,816
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	38
Retained earnings	1,557
Total stockholders' equity	1,596
Noncontrolling interests	0
Total Equity	1,596
Total liabilities and equity	$ 5,411

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	635
Market Technology Revenues	0
Other Revenues	159
Total Revenues	795
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	795
Operating Expenses	
Compensation and Benefits	190
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	294
Computer operations and data communications	0
Occupancy	12
Regulatory	0
General, administrative and other	(3)
Merger expenses	0
Total operating expenses	493
Operating Income	301
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	301
Income tax provision	6
Net Income	295
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 295

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - SMARTS (Asia) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 848
Investments	0
Total Receivables - Net	2,170
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(12)
Margin Deposits & Default Fund	0
Total Current Assets	3,006
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	204
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 3,210
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	396
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	1,063
Total current liabilities	1,459
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	1,459
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	314
Accumulated Other Comprehensive Income/(Loss)	(121)
Retained earnings	1,558
Total stockholders' equity	1,751
Noncontrolling interests	0
Total Equity	1,751
Total liabilities and equity	$ 3,210

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - SMARTS (Asia) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	4,335
Other Revenues	0
Total Revenues	4,335
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	4,335
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	3,830
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	(353)
Merger expenses	0
Total operating expenses	3,477
Operating Income	858
Interest income	2
Interest expense	(40)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	820
Income tax provision	138
Net Income	682
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 682

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	3,610
Investments		0
Total Receivables - Net		6,739
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		12,004
Margin Deposits & Default Fund		0
Total Current Assets		22,353
Total Property and Equipment - Net		3,378
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		23
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	25,754
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	2,236
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		1,198
Deferred Revenue		606
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		3,844
Total current liabilities		7,883
Total Long Term Debt		0
Non Current Deferred Tax Liability		174
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		8,057
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		2,487
Accumulated Other Comprehensive Income/(Loss)		(1,864)
Retained earnings		17,073
Total stockholders' equity		17,697
Noncontrolling interests		0
Total Equity		17,697
Total liabilities and equity	$	25,754

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	28,288
Other Revenues	52
Total Revenues	28,340
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	28,340
Operating Expenses	
Compensation and Benefits	5,768
Marketing and Advertising	3
Depreciation and amortization	693
Professional and contract services	1,785
Computer operations and data communications	5,577
Occupancy	419
Regulatory	0
General, administrative and other	(530)
Merger expenses	16
Total operating expenses	13,731
Operating Income	14,609
Interest income	121
Interest expense	(104)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	280
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	14,906
Income tax provision	4,278
Net Income	10,628
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 10,628

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - SMARTS Group Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 2
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	2
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 2
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	24
Total current liabilities	24
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	24
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	300
Accumulated Other Comprehensive Income/(Loss)	3
Retained earnings	(324)
Total stockholders' equity	(21)
Noncontrolling interests	0
Total Equity	(21)
Total liabilities and equity	$ 2

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - SMARTS Group Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	152
Total Revenues	152
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	152
Operating Expenses	
Compensation and Benefits	120
Marketing and Advertising	1
Depreciation and amortization	32
Professional and contract services	53
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	(77)
Merger expenses	0
Total operating expenses	129
Operating Income	23
Interest income	2
Interest expense	(0)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	24
Income tax provision	0
Net Income	24
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 24

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - SMARTS Group Holdings Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	1
Current Deferred Tax	2
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	3
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	9,814
Total Assets	$ 9,817
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 257
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	(347)
Total current liabilities	(91)
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	(91)
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	10,316
Accumulated Other Comprehensive Income/(Loss)	(225)
Retained earnings	(182)
Total stockholders' equity	9,908
Noncontrolling interests	0
Total Equity	9,908
Total liabilities and equity	$ 9,817

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - SMARTS Group Holdings Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	7
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	7
Operating Income	(7)
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(7)
Income tax provision	0
Net Income	(7)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (7)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	2,439
Investments		0
Total Receivables - Net		1,002
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		2,190
Margin Deposits & Default Fund		0
Total Current Assets		5,631
Total Property and Equipment - Net		6,029
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		1,467
Long Term Restricted Cash		0
Other Long Term Assets		613
Total Assets	$	13,741
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	1,266
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		1,823
Deferred Revenue		3,016
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		3,001
Total current liabilities		9,106
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		9,106
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		1,367
Accumulated Other Comprehensive Income/(Loss)		(494)
Retained earnings		3,762
Total stockholders' equity		4,635
Noncontrolling interests		0
Total Equity		4,635
Total liabilities and equity	$	13,741

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	7,404
Other Revenues	4,306
Total Revenues	11,710
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	11,710
Operating Expenses	
Compensation and Benefits	6,486
Marketing and Advertising	4
Depreciation and amortization	1,184
Professional and contract services	1,207
Computer operations and data communications	676
Occupancy	791
Regulatory	0
General, administrative and other	2,084
Merger expenses	8
Total operating expenses	12,442
Operating Income	(731)
Interest income	30
Interest expense	(138)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(840)
Income tax provision	(393)
Net Income	(447)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (447)

The NASDAQ OMX Group, Inc.
Unconsolidated Financial Statements - European Central Counterparty N.V

Note: TOM Broker B.V is not a fully owned entity - indirect ownership through TOM Holding N.V. and therefore not included.

The NASDAQ OMX Group, Inc.
Unconsolidated Financial Statements - European Central Counterparty N.V

Note: TOM B.V is not a fully owned entity - indirect ownership through TOM Holding N.V. and therefore not included.

The NASDAQ OMX Group, Inc.
Unconsolidated Financial Statements - European Central Counterparty N.V

Note: TOM Holding N.V is not a fully owned entity and therefore not included.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Verdbrefaskraning Islands hf
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	3,540
Investments		0
Total Receivables - Net		583
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		3,171
Margin Deposits & Default Fund		0
Total Current Assets		7,294
Total Property and Equipment - Net		10
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		(1)
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	7,303
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	1,973
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		107
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		7
Other Current Liabilities		552
Total current liabilities		2,640
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		2,640
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		4,631
Accumulated Other Comprehensive Income/(Loss)		(2,169)
Retained earnings		2,201
Total stockholders' equity		4,662
Noncontrolling interests		0
Total Equity		4,662
Total liabilities and equity	$	7,303

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Verdbrefaskraning Islands hf
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 4,765
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	15
Total Revenues	4,780
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	4,780
Operating Expenses	
Compensation and Benefits	931
Marketing and Advertising	3
Depreciation and amortization	6
Professional and contract services	258
Computer operations and data communications	309
Occupancy	111
Regulatory	31
General, administrative and other	884
Merger expenses	0
Total operating expenses	2,532
Operating Income	2,248
Interest income	284
Interest expense	(2)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	2,531
Income tax provision	540
Net Income	1,990
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 1,990

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Zoom Vision Mamato AB
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		0
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		0
Margin Deposits & Default Fund		0
Total Current Assets		0
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		(30)
Long Term Restricted Cash		0
Other Long Term Assets		42
Total Assets	$	12
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	0
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		0
Total current liabilities		0
Total Long Term Debt		0
Non Current Deferred Tax Liability		(0)
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		(0)
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		(136)
Accumulated Other Comprehensive Income/(Loss)		(38)
Retained earnings		186
Total stockholders' equity		12
Noncontrolling interests		0
Total Equity		12
Total liabilities and equity	$	12

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Zoom Vision Mamato AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	25
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	25
Income tax provision	0
Net Income	25
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 25

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Zoom Vision Mamato ApS
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		0
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		0
Margin Deposits & Default Fund		0
Total Current Assets		0
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		243
Total Assets	$	243
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	0
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		0
Total current liabilities		0
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		0
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		295
Accumulated Other Comprehensive Income/(Loss)		184
Retained earnings		(236)
Total stockholders' equity		243
Noncontrolling interests		0
Total Equity		243
Total liabilities and equity	$	243

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Zoom Vision Mamato ApS
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	(1)
Merger expenses	0
Total operating expenses	(1)
Operating Income	1
Interest income	0
Interest expense	(0)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	48
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	49
Income tax provision	0
Net Income	49
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 49

NASDAQ OMX BX, INC.

FORM 1 - Amendment of June 27, 2014

EXHIBIT I

CONSOLIDATED FINANCIAL STATEMENTS

NASDAQ OMX BX, Inc. and Subsidiaries
Year Ended December 31, 2013
With Report of Independent Auditors

Ernst & Young LLP





Building a better
working world

NASDAQ OMX BX, Inc. and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2013

Contents



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Ernst & Young LLP
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Report of Independent Auditors

The Board of Directors and Stockholder
NASDAQ OMX BX, Inc. and Subsidiaries

We have audited the accompanying consolidated financial statements of NASDAQ OMX BX, Inc. and subsidiaries, which comprise the consolidated balance sheet as of December 31, 2013, and the related consolidated statement of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NASDAQ OMX BX Inc. and subsidiaries at December 31, 2013, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

June 27, 2014

1406-1277540

NASDAQ OMX BX, Inc. and Subsidiaries

Consolidated Balance Sheet
(In Thousands)

December 31, 2013

Assets	
Current assets:	
Cash and cash equivalents	$ 59
Receivables, net of reserve for uncollectible accounts	13,375
Receivables from affiliated parties, net	68,425
Tax receivable	279
Deferred tax assets, net	129
Other current assets	42
Total current assets	82,309
Long term assets:	
Goodwill	31,048
Intangible assets, net	51,173
Non-current deferred tax asset	471
Other assets	2,020
Total long term assets	84,712
Total assets	$ 167,021
Liabilities and stockholder's equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 3,374
Section 31 fees payable to the SEC	9,421
Deferred revenue	300
Current deferred tax liability	94
Other accrued liabilities	1,018
Total current liabilities	14,207
Long term liabilities:	
Non-current deferred tax liabilities	21,642
Non-current other liabilities	97
Total long term liabilities	21,739
Total liabilities	35,946
Equity:	
BX stockholder's equity:	
Retained earnings	21,542
Additional paid-in-capital	36,380
Total BX stockholder's equity	57,922
Non-controlling interest	73,153
Total equity	131,075
Total liabilities and stockholder's equity	$ 167,021

See accompanying notes to these consolidated financial statements.

NASDAQ OMX BX, Inc. and Subsidiaries

Consolidated Statement of Income

(In Thousands)

Year Ended December 31, 2013

Revenues:	
Transaction services	$ 115,771
Access services	10,393
Market data	17,519
Total revenues	143,683
Cost of revenues:	
Transaction rebates	(56,642)
Brokerage, clearance, and exchange fees	(30,471)
Total cost of revenues	(87,113)
Revenues less transaction rebates, brokerage, clearance, and exchange fees	56,570
Operating expenses:	
Compensation and benefits	81
Amortization of intangible assets	118
Professional and contract services	72
Occupancy	217
Regulatory fees	1,702
General, administration, and other	2,278
Total operating expenses	4,468
Net income before income tax expense	52,102
Provision for income taxes	(12,667)
Net income	$ 39,435
Less: Net income attributable to non-controlling interest	$ 21,470
Net income attributable to BX *(Note 1)*	$ 17,965

See accompanying notes to these consolidated financial statements.

NASDAQ OMX BX, Inc. and Subsidiaries

Consolidated Statement of Changes in Stockholder's Equity

(In Thousands)

Year Ended December 31, 2013

	Retained Earnings (Deficit)	Additional Paid-In Capital	Non-Controlling Interest	Total Stockholder's Equity
Balance at January 1, 2013	$ 3,577	$ 36,380	$ 51,683	$ 91,640
Net income	17,965	–	21,470	39,435
Balance at December 31, 2013	$ 21,542	$ 36,380	$ 73,153	$ 131,075

See accompanying notes to these consolidated financial statements.

NASDAQ OMX BX, Inc. and Subsidiaries

Consolidated Statement of Cash Flows
(In Thousands)

	Year Ended December 31, 2013
Operating activities	
Net income	$ 39,435
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of intangible assets	118
Deferred taxes, net	382
Provision for bad debts	33
Net change in operating assets and liabilities:	
Receivables, net of reserve for uncollectible accounts	1,257
Receivables from affiliated parties, net	(38,512)
Tax receivable	(279)
Other current assets and other assets	(72)
Accounts payable and accrued expenses	(1,952)
Section 31 fees payable to the SEC	(934)
Other accrued liabilities	530
Deferred revenue	(6)
Net cash used in operating activities	–
Net change in cash and cash equivalents	–
Cash and cash equivalents at beginning of period	59
Cash and cash equivalents at end of period	$ 59

See accompanying notes to these consolidated financial statements.

1. Nature of Operations

Established in 1834, NASDAQ OMX BX, Inc. (BX or the Exchange) is a wholly-owned subsidiary of The NASDAQ OMX Group, Inc. (NASDAQ OMX or the Parent). As of December 31, 2013, BX is the parent of its wholly-owned subsidiary, Boston Stock Exchange Clearing Corporation (BSECC or the Clearing Corporation). In addition, BX holds a majority ownership of approximately 53% in NASDAQ OMX BX Equities, LLC (BSXL), with the remaining ownership interest of approximately 47% held by the Parent.

The Exchange oversees and regulates all trading activities of BSXL, whose primary business includes operating the equities trading facilities. As a Self-Regulatory Organization (SRO), BX is committed to advancing market integrity through the enforcement of the Securities and Exchange Commission's (SEC) Federal Securities Laws and Exchange Rules.

BSECC is a registered clearing agency but has no current existing operations or plans for operations. BX, BSECC, and BSXL are subject to regulatory oversight by the SEC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements, which include the accounts of BX, its wholly-owned subsidiaries and other entities in which BX has a controlling financial interest, are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP), as codified in the Accounting Standards Codification (ASC) and set forth by the Financial Accounting Standards Board (FASB). All significant intercompany accounts and transactions have been eliminated in consolidation. The Exchange's significant accounting policies are as follows.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Recently Adopted Accounting Pronouncements

For the year ended December 31, 2013, we have not adopted any new accounting pronouncements that had a material impact on our consolidated financial statements. In addition, we have reviewed all recently issued, but not yet effective, accounting pronouncements and do not believe the future adoption of any such pronouncements will have a material impact on our financial position or results of our operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash held in banks and all non-restricted highly liquid investments with original maturities of three months or less at the time of purchase. Cash equivalents are carried at cost plus accrued interest, which approximates fair value due to the short term maturities of these investments. At December 31, 2013, the Exchange held no cash equivalents.

Revenue Recognition

Transaction Services

Cash Equity Trading: Cash equity trading revenues are variable, based on individual customer share volumes, and recognized as transactions occur. We charge transaction fees for executing cash equity trades in NASDAQ-listed and other listed securities on BX as well as on orders that are routed to other market venues for execution.

We record execution revenues from transactions on a gross basis in revenues and record related expenses as cost of revenues. Nasdaq Execution Services, LLC, an SEC registered broker-dealer and wholly owned subsidiary of NASDAQ OMX, operates as BX's routing broker-dealer for sending orders to other venues for execution in accordance with member order instructions and requirements. As noted above, BX holds a majority ownership of approximately 53% in NASDAQ OMX BX Equities, LLC, with the remaining ownership interest of approximately 47% held by the Parent. Cash equity trading revenues are recorded within transaction services on the Consolidated Statement of Income. The net income related to NASDAQ OMX BX Equities, LLC, as reported by BX, is the basis for calculating the non-controlling interest. The net income attributable to non-controlling interest as reported on the Consolidated Statement of Income arises from the net income NASDAQ OMX BX Equities, LLC and does not include income from other business lines.

2. Summary of Significant Accounting Policies (continued)

We credit a portion of the per share execution charge to the market participant that takes the liquidity and record these credits within transaction rebates on the Consolidated Statement of Income. These transaction rebates are paid on a monthly basis and the amounts due are included in accounts payable and accrued expenses on the Consolidated Balance Sheet. Transaction rebates related to cash equity trading were $49.4 million for the year ended December 31, 2013.

Also, we pay Section 31 fees to the SEC for supervision and regulation of securities markets. For equities, the fees are billed on a settlement date basis and collected by the National Securities Clearing Corporation. We pass these costs along to our customers through our cash equity trading fees. We collect the fees as a pass-through charge from organizations executing eligible trades on the BX platform and we recognize these amounts in brokerage, clearance, and exchange fees on the Consolidated Statement of Income when incurred. Section 31 fees received are included in Payable to affiliated companies, net on the Consolidated Balance Sheet, at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded within Section 31 fees payable to the SEC on the Consolidated Balance Sheet until paid. Since the amount recorded in revenues is equal to the amount recorded in cost of revenues, there is no impact on our revenues less transaction rebates, brokerage, clearance and exchange fees.

Derivative Trading: Derivative trading revenues are variable, based on traded and cleared volumes, and recognized when executed or when contracts are cleared. The principal types of derivative contracts traded on BX Options are equity options and index options. For BX Options, we record derivative trading revenues from transactions on a gross basis in revenues and record related expenses as cost of revenues, as we have certain risk associated with trade execution. Derivative trading revenues are recorded within transaction services on the Consolidated Statement of Income.

2. Summary of Significant Accounting Policies (continued)

For derivative trading, we credit a portion of the per contract transaction charge to the market makers and specialists that execute trades with a specific trading strategy and record these credits as transaction rebates on the Consolidated Statement of Income. NASDAQ Options Services, LLC, an SEC registered broker-dealer and wholly owned subsidiary of NASDAQ OMX, operates as BX's routing broker-dealer for sending exchange-listed option orders from BX to other venues for execution in accordance with member order instructions and requirements. These transaction rebates are paid on a monthly basis and the amounts due from equity transaction rebates are included in accounts payable and accrued expenses and the amounts due from options transaction rebates are included as a reduction of receivables, net of reserve for uncollectible accounts on the Consolidated Balance Sheet. Transaction rebates related to derivative trading were $7.2 million for the year ended December 31, 2013.

Also, we pay Section 31 fees to the SEC for supervision and regulation of securities markets. For options, the fees are billed on a settlement date basis and collected by the Options Clearing Corporation (OCC). We pass these costs along to our customers through our derivative trading fees. We collect the fees as a pass-through charge from organizations executing eligible trades the BX Options platform and we recognize this amount in brokerage, clearance, and exchange fees on the Consolidated Statement of Income when incurred. Section 31 fees received are included in Payable to affiliated companies, net on the Consolidated Balance Sheet, at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable to the SEC on the Consolidated Balance Sheet until paid. Since the amount recorded in revenues is equal to the amount recorded in cost of revenues, there is no impact on our revenues less transaction rebates, brokerage, clearance and exchange fees.

As discussed in Note 6, our Limitation of Liability Rule and procedures apply to both cash equity and derivative trading in the aggregate. Under this rule, we, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into our platform.

2. Summary of Significant Accounting Policies (continued)

Access Services

The Exchange generates revenues by providing market participants with several alternatives for accessing the Exchange's markets for a fee. The type of connectivity is determined by the level of functionality a customer needs. As a result, access revenues vary depending on the type of connection provided to customers. The Exchange also earns revenues from annual and monthly exchange membership and registration fees. Revenues from providing access to BX's markets and revenues from exchange membership and registration fees are recognized on a monthly basis as the service is provided. Revenues from annual fees for exchange membership and registration fees are recognized ratably over the following 12-month period. Access revenues are included on the Consolidated Statement of Income within access services.

Market Data

Market data revenues include revenues earned from the Exchange's participation in the Consolidated Tape A and B as well as the Unlisted Trading Privileges (UTP) revenue sharing plan (UTP Plan). The NASDAQ Stock Market, an affiliate of the Exchange, operates as the exclusive Securities Information Processor of the UTP Plan for the collection and dissemination of best bid and offer information and last transaction information from markets that quote and trade in NASDAQ-listed securities. The Exchange is one of many participants in the UTP Plan and shares in the net distribution of revenue according to the UTP Plan on the same terms as the other plan participants.

BX also collects, processes, and creates information and earns revenues as a distributor of its own data, as well as select third-party content. BX provides varying levels of quote and trade information to market participants and to data distributors, who in turn sell subscriptions for this information to the public. BX earns revenues primarily based on the number of data subscribers and distributors of its data. U.S. market data revenues are recognized on a monthly basis in market data revenues on the Consolidated Statement of Income. These revenues, which are subscription based, are recorded net of amounts due under revenue sharing arrangements with market participants.

2. Summary of Significant Accounting Policies (continued)

Receivables, Net of Reserve for Uncollectible Accounts

The Exchange's receivables are primarily related to monthly transaction fees. Receivables are shown net of reserves for uncollectible accounts. The reserve for uncollectible accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The reserve is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net of recoveries.

The amount charged against operating results is based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the Exchange's historical experience with the particular customer. In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), we record a specific provision for bad debts against amounts due to reduce the receivable to the amount we reasonably believe will be collected. Due to changing economic, business and market conditions, the Exchange reviews the allowance for uncollectible accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), the Exchange's estimates of recoverability could be reduced by a material amount. The total allowance netted against receivables on the Consolidated Balance Sheet was a de minimis amount at December 31, 2013.

Deferred Revenue

Deferred revenue represents cash payments received for services not yet rendered and are yet to be recognized as revenue. Deferred revenue relates to membership dues and fees that are collected annually and amortized into income on a monthly basis over the applicable future year. The fees related to future periods are included in deferred revenue on the Consolidated Balance Sheet.

2. Summary of Significant Accounting Policies (continued)

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of a business acquired. Goodwill is allocated to the reporting units based on the assignment of the fair values of each reporting unit of the acquired company. The Exchange is required to test goodwill for impairment at the reporting unit level annually, or in interim periods if certain events occur indicating that the carrying value may be impaired. The Exchange tests for impairment during the fourth quarter of the fiscal year using carrying amounts as of October 1st. In conducting the 2013 annual impairment test for goodwill, the Exchange first performed a qualitative assessment to determine whether it was more likely than not that the fair value of a reporting unit was less than the carrying amount as a basis for determining whether it was necessary to perform the two-step quantitative goodwill impairment test described in ASC 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent.

If, after assessing the totality of events or circumstances, the Exchange determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the two-step quantitative test for goodwill impairment is performed for the appropriate reporting units. Otherwise, the Exchange concludes that no impairment is indicated and the two-step quantitative test for goodwill impairment is not performed.

The Exchange utilized the qualitative assessment option for our annual goodwill impairment test performed for fiscal 2013. In conducting the initial qualitative assessment, the Exchange analyzed actual and projected growth trends, as well as historical performance versus plan and the results of prior quantitative tests performed. Additionally, the Exchange assessed critical areas that may impact the business, including macroeconomic conditions and the related impact, market related exposures, competitive changes, new or discontinued products, changes in key personnel, or any other potential risks to projected financial results.

If required, the quantitative goodwill impairment test is a two-step process performed at the reporting unit level. First, the fair value of each reporting unit is compared to its corresponding carrying amount, including goodwill. The fair value of each reporting unit is estimated using a combination of a discounted cash flow valuation, which incorporates assumptions regarding future growth rates, terminal values, and discount rates, as well as a guideline public company valuation, incorporating relevant trading multiples of comparable companies and other factors.

2. Summary of Significant Accounting Policies (continued)

The estimates and assumptions used consider historical performance and are consistent with the assumptions used in determining future profit plans for each reporting unit, which are approved by BX's board of directors. If the first step results in the carrying amount exceeding the fair value of the reporting unit, then a second step must be completed in order to determine the amount of goodwill impairment that should be recorded, if any. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for any difference.

No impairment of goodwill was identified for the year ended December 31, 2013. However, events such as economic weakness or unexpected significant declines in operating results of reporting units may result in goodwill impairment charges in the future.

Intangible Assets, Net of Accumulated Amortization

Intangible assets, net of accumulated amortization, primarily include customer relationships, an SRO license, and a clearing license. The SRO and clearing licenses have indefinite lives.

Intangible assets with finite lives, such as customer relationships, are amortized on a straight-line basis over their average estimated useful lives as follows:

- Customer relationships: 10–30 years

The estimated useful life of customer relationships is determined based on an analysis of the historical attrition rates of customers and an analysis of the legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of customer relationships.

For finite-lived intangible assets subject to amortization, impairment is assessed when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset exceeds its fair value and is not recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

2. Summary of Significant Accounting Policies (continued)

Intangible assets deemed to have indefinite useful lives are not amortized but instead are tested for impairment at least annually and more frequently whenever events or changes in circumstances indicate that the fair value of the asset may be less than its carrying amount. Similar to goodwill impairment testing, we test for impairment of indefinite-lived intangible assets during the fourth quarter of our fiscal year using carrying amounts as of October 1.

In conducting the 2013 annual impairment test for indefinite lived intangible assets, we first performed a qualitative assessment to determine whether it was more likely than not that the fair value of an indefinite-lived intangible asset was less than the carrying amount as a basis for determining whether it was necessary to perform the quantitative impairment test described in ASC 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, we determine that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, then the quantitative test for indefinite-lived intangible assets impairment is performed for the appropriate intangible assets. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment charge is recorded for the difference.

Income Taxes

The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by NASDAQ OMX. The Exchange also files separate tax returns in certain states. For financial reporting purposes, the provision for income taxes for the Exchange is determined as if the Exchange filed separate returns.

The Exchange uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated NASDAQ OMX financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

2. Summary of Significant Accounting Policies (continued)

In order to recognize and measure the Exchange's unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized on the consolidated financial statements. The Exchange's policy is to recognize interest and/or penalties related to income tax matters in provision for income taxes on the Consolidated Statement of Income.

3. Related-Party Transactions

BX engages in related-party transactions with the Parent. Third-party revenues earned by BX are collected on its behalf by the Parent resulting in receivables from affiliated companies. Additionally, expenses incurred by BX are settled on its behalf by the Parent or the Parent's other subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies.

BX, its Parent, and affiliates share certain services such as accounting, finance, legal, and other administrative support. Expenses related to these shared services are allocated to the Exchange and its affiliates through intercompany charges based on an allocation model. These expenses represent amounts related to the Exchange's proportionate share of each expense incurred. Expenses allocated to the Exchange totaled $2.8 million for the year ended December 31, 2013, and are included in general, administration, and other on the Consolidated Statement of Income.

For the year ended December 31, 2013, occupancy expense totaled $0.2 million which represents a corporate allocation from NASDAQ OMX for NASDAQ OMX office space used by the Exchange's employees. This amount represents various occupancy expenses, including rent expense from leases and is included in occupancy on the Consolidated Statement of Income. The Exchange incurs expenses relating to equities and options contracts routed to other venues on behalf of the Exchange by Nasdaq Execution Services, LLC (NES) and NASDAQ Options Services, LLC (NOS), respectively, resulting in payables to affiliated companies. NES and NOS are SEC registered broker- dealer subsidiaries of the Parent. The Exchange also earns transaction and access fees from NES for equities shares and NOS for options contracts routed to BX, resulting in amounts receivable from affiliated companies. BX paid $0.1 million in transaction rebates, net from NOS for options contracts routed to BX and earned $1.3 million in transaction and access fees, net to NES for equity shares routed to BX.

3. Related-Party Transactions (continued)

A Regulatory Services Agreement (RSA) exists between BX, The NASDAQ Stock Market, LLC, and NASDAQ OMX PHLX LLC (PHLX) that allows one SRO to use the regulatory services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

At December 31, 2013, BX is owed $68.4 million from the Parent and affiliates, representing net revenues associated with operating the Exchange. This balance is presented as receivables from affiliated companies, net on the Consolidated Balance Sheet. Intercompany balances are settled on a periodic basis.

4. Goodwill and Intangible Assets

Goodwill

On August 29, 2008, NASDAQ OMX completed the acquisition of BX for approximately $43.3 million, which included $38.4 million cash paid plus $4.9 million of other costs, subject to certain post-closing adjustments. The acquisition was treated as a purchase for accounting purposes. As a result, push-down accounting was applied for the associated intangibles, related deferred tax liabilities, and goodwill balances.

BX utilized the qualitative assessment option for its annual goodwill impairment test performed for fiscal 2013. In conducting the initial qualitative assessment, BX analyzed actual and projected growth trends, as well as historical performance versus plan and the results of prior quantitative tests performed. Additionally, BX assessed critical areas that may impact the business, including macroeconomic conditions and the related impact, market related exposures, competitive changes, new or discontinued products, changes in key personnel, or any other potential risks to projected financial results. At December 31, 2013, goodwill relating to the acquisition was $31.0 million. There were no changes to goodwill during the year ended December 31, 2013.

The Exchange completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2013. However, events such as economic weakness and unexpected significant declines in operating results may result in goodwill impairment charges in the future. A significant impairment charge in the future could have a material adverse effect on our operating results.

4. Goodwill and Intangible Assets (continued)

Intangible Assets

The following table presents the details of the purchased intangible assets acquired in the Exchange acquisition. All purchased finite lived intangible assets are amortized using the straight-line method.

	Gross Carrying Amount	Weighted-Average Useful Life (In Years)
	(In Millions)	
Intangible assets:		
SRO license	$ 48.4	Indefinite
Customer relationships	2.0	17 years
Clearing license	1.4	Indefinite
Total intangible assets	$ 51.8	

The Exchange completed its annual impairment test during 2013 and determined that its indefinite-lived intangible assets were not impaired. Finite-lived intangible assets are assessed for impairment upon certain "triggering events" and impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset. For the year ended December 31, 2013, no impairment was recorded with respect to finite-lived intangible assets.

4. Goodwill and Intangible Assets (continued)

The following table presents details of the Exchange's total purchased intangible assets, both finite- and indefinite-lived:

	December 31, 2013		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Intangible Assets**
		(In Millions)	
Finite-lived intangible assets			
Customer relationships	$ 2.0	$ (0.6)	$ 1.4
Total finite-lived intangible assets	2.0	(0.6)	1.4
Indefinite-lived intangible assets			
SRO license	48.4	–	48.4
Clearing license	1.4	–	1.4
Total indefinite-lived intangible assets	49.8	–	49.8
Total intangible assets	$ 51.8	$ (0.6)	$ 51.2

Amortization expense for purchased finite-lived intangible assets was $118 thousand for the year ended December 31, 2013, and is included in amortization of intangible assets on the Consolidated Statement of Income.

The estimated future amortization expense of purchased finite-lived intangible assets as of December 31, 2013, is as follows (in millions):

2014	$ 0.1
2015	0.1
2016	0.1
2017	0.1
2018	0.1
2019 and thereafter	0.9
Total	$ 1.4

5. Income Taxes

The Exchange is included in the consolidated federal income tax return and certain state tax returns of NASDAQ OMX. For financial reporting purposes, the provision for income taxes for the Exchange is determined as if the Exchange filed separate returns.

The Exchange's income tax provision for the year ended December 31, 2013, consists of the following amounts (in thousands):

Current:		
Federal	$	10,717
State and local		1,568
Total current income taxes		12,285
Deferred:		
Federal		(173)
State and local		555
Total deferred income taxes		382
Total provision for income taxes	$	12,667

A reconciliation of the U.S. federal statutory rate to the Exchange's effective tax rate for the year ended December 31, 2013, is as follows:

Reconciliation of statutory U.S. federal income tax rates:	
Federal	35.0%
State taxes	3.1
Non-controlling interest in partnership	(14.4)
Other	0.6
Effective tax rate	24.3%

5. Income Taxes (continued)

The temporary differences, which give rise to the Exchange's deferred tax assets and (liabilities) consisted of the following:

	December 31, 2013
	(In Thousands)
Deferred tax assets:	
State net operating loss	$ 8
Sublease reserve	432
Other	168
Total gross deferred tax assets	608
Deferred tax liabilities:	
Acquired intangible assets	(20,608)
Investment in partnership	(1,034)
Other	(94)
Total gross deferred tax liabilities	(21,736)
Net deferred tax liabilities before valuation allowance	(21,128)
Less: valuation allowance	(8)
Net deferred tax liabilities	$ (21,136)

As of August 29, 2008, a $0.1 million current deferred tax liability and a $20.7 million non-current deferred tax liability (total deferred tax liability of $20.8 million) had been established against the $50.4 million value of BX's assets and total deferred tax liabilities of $0.8 million had been established against the $1.8 million value of Clearing Corporation's intangible assets. The deferred tax liabilities represent the tax effect of the difference between the estimated assigned fair value of the acquired intangible assets ($52.3 million) and the tax basis ($0) of such assets. The estimated amount of $21.5 million is determined by multiplying the difference of $52.3 million by the BX combined federal and state statutory tax rate of 41.2%. As of December 31, 2013, the total deferred tax liability with regards to intangible assets is $20.6 million.

As of December 31, 2013, the Exchange established a valuation allowance against certain DTA's related to net operating loss carry forwards as it is not more likely than not that the deferred tax asset will be utilized in later years.

5. Income Taxes (continued)

For the periods after August 29, 2008, the Exchange's operating results are included in the consolidated federal income tax return and applicable state and local income tax returns filed by NASDAQ OMX. NASDAQ OMX federal income tax returns for the years 2008 through 2010 are currently under audit by the Internal Revenue Service and we are subject to examination for 2011 and 2012. Several state tax returns are currently under examination by the respective tax authorities for the years 2005 through 2010 and are subject to examination for 2011 and 2012.

Federal and state income tax liabilities of $12.2 million were settled through intercompany accounts.

At December 31, 2013, the Exchange has accrued no interest and/or penalties related to income tax matters.

6. Commitments and Contingencies

General Litigation and Regulatory Matters

Self- Regulatory Organizations in the securities industry are an essential component of the regulatory scheme of the Securities Exchange Act of 1934 (the Exchange Act), for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members. A Regulatory Services Agreement exists between NASDAQ OMX PHLX, LLC, The NASDAQ Stock Market, LLC, and BX that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

The Exchange is subject to SEC oversight, as prescribed by the Exchange Act, including periodic and special examinations by the SEC. The Exchange is also potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The Exchange is also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements, including the requirement to make records available to the SEC for examination. We have been subject to a number of routine reviews and inspections by the SEC or other third parties in the ordinary course and because of settlements with the SEC. To

6. Commitments and Contingencies (continued)

the extent such actions or reviews and inspections result in regulatory or other changes, we may be required to modify the manner in which we conduct our business, which may adversely affect our business.

General Litigation and Regulatory Matters

FINRA provides regulatory services to the markets operated or regulated by the Exchange, including the regulation of trading activity and surveillance and investigative functions. We have a limited direct regulatory role in conducting real-time market monitoring, certain options surveillance, rulemaking and some membership functions through NASDAQ OMX's MarketWatch department. We refer suspicious trading behavior discovered by our regulatory staff and all other employees of the markets operated or regulated by the Exchange to FINRA for further investigation.

Under our Limitation of Liability Rule and procedures, we, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into our platform. We do not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable. The Limitation of Liability Rule and procedures apply to both cash equity and derivative trading in the aggregate. See discussion of derivative trading in Note 2.

BX is named as one of many defendants in a case captioned *City of Providence v. BATS Global Markets, Inc., et al.*, 14 Civ. 2811 (S.D.N.Y.), which was filed on April 18, 2014, in the United States District Court for the Southern District of New York, and five other similar lawsuits. The plaintiff in *City of Providence* and two of the other cases have named as defendants sixteen national securities exchanges; fourteen of the largest brokerage firms in the United States; and twelve financial-services firms whose primary business allegedly is engaging in high-frequency trading. The plaintiffs allege that the defendants engaged in a scheme to manipulate the securities markets through high-frequency trading; they assert claims against us under Section 10(b) of the Securities Exchange Act of 1934, or the Act, and Rule 10b-5, as well as under Section 6(b) of the Act. The plaintiff in three other cases has alleged breach of contract and related theories in connection with the distribution of market data to firms engaged in high-frequency trading and other market participants. Given the preliminary nature of the proceedings, we are unable to estimate what, if any, liability may result from this litigation. However, we believe the claims to be without merit and intend to litigate them vigorously.

6. Commitments and Contingencies (continued)

BX may be involved in litigation arising in the normal course of business. Except as disclosed above, BX is not a party to any litigation that management believes could have a material adverse effect on BX's business, financial condition, or operating results. Consequently, no legal reserve has been recorded or is deemed necessary as of December 31, 2013.

Operating Leases

BX has a facility lease agreement for a property in Woburn, MA (the Woburn Lease), a non-cancelable lease, which contains escalation clauses based on increases in property taxes and building operating costs. The Woburn Lease will expire in December 2015.

The Exchange's minimum future annual rental obligations, exclusive of insurance, maintenance, and other costs, applicable to existing operating leases with third parties, are as follows (in thousands):

Year Ending December 31:	
2014	$ 270
2015	270
Total	$ 540

7. Risks and Uncertainties

Our market participants operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could adversely impact the ability of our market participants to use our markets. Regulatory changes by the SEC or other regulatory authorities could result in the loss of a significant number of market participants or a reduction in trading activity on the exchange.

7. Risks and Uncertainties (continued)

The markets in which we compete are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands. We may not be able to keep up with rapid technological and other competitive changes affecting our industry. For example, we must continue to enhance our electronic trading platforms to remain competitive, and our business will be negatively affected if our electronic trading platforms fail to function as expected. If we are unable to develop our electronic trading platforms to include other products and markets, or if our electronic trading platforms do not have the required functionality, performance, capacity, reliability and speed required by our business, as well as by our customers, we may not be able to compete successfully. Further, our failure to anticipate or respond adequately to changes in technology and customer preferences, especially in our market technology business, or any significant delays in product development efforts, could have a material adverse effect on our business, financial condition and operating results.

BX is exposed to credit risk related to transaction, access, and market data services that are billed to customers on a monthly basis, in arrears. BX's potential exposure to credit losses on these transactions is represented in the receivables, net of reserve for uncollectible accounts balance on the Consolidated Balance Sheet. BX's customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets. On an ongoing basis, management reviews and evaluates changes in the status of the counterparty's creditworthiness. Credit losses such as those described above could adversely affect BX's consolidated financial position and results of operations.

Our business is subject to extensive regulation. Under current U.S. federal securities laws, changes in the rules and operations of our markets, including our pricing structure, must be reviewed and in many cases explicitly approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that we submit. In addition, the SEC may delay either the approval process or the initiation of the public comment process. Any delay in approving changes, or the altering of any proposed change, could have an adverse effect on our business, financial condition and operating results. We must compete not only with ATSs, known collectively as dark pools, that are not subject to the same SEC approval process but also with other exchanges that may have lower regulation and surveillance costs than us. There is a risk that trading will shift to exchanges that charge lower fees because, among other reasons, they spend significantly less on regulation.

8. Fair Value of Financial Instruments

The carrying amounts reported on the Consolidated Balance Sheet for cash and cash equivalents approximate fair value based on the on-demand nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, net of reserve for uncollectible accounts, receivables from affiliated parties, net, accounts payable and accrued expenses, Section 31 fees payable to the SEC and other accrued liabilities, are reported at their contractual amounts, which approximate fair value due to the short- term nature of these assets and liabilities.

9. Subsequent Events

The Exchange has evaluated subsequent events through the date the consolidated financial statements were available to be issued and has determined that there are no known events that require disclosure in the consolidated financial statements or accompanying notes in accordance with ASC 855, *Subsequent Events*.

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